Exhibit 99.1

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT is made effective as of March 5, 2025 (the “Execution Date”)

AMONG:

AKANDA CORP., a corporation existing under the laws of the Province of Ontario

(hereinafter referred to as “Purchaser”)

AND:

FIRST TOWERS & FIBERS CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as “Company”)

AND:

Certain common shareholders of Company listed in the attached Schedule “A” (collectively, the “Shareholders”, and each, a “Shareholder”)

(each, a “Party” and collectively, the “Parties”)

WHEREAS:

A.	The Shareholders are collectively the legal and beneficial owners of all of the issued and outstanding common shares in the capital of Company (the “Company Shares”);

B.	The Purchaser has agreed to purchase all the issued and outstanding Company Shares (the “Purchased Shares”), in exchange for cash or common shares in the capital of the Purchaser (the “Purchaser Shares”) on the terms and conditions set forth in this Agreement; and

C.	The Parties (as defined herein) wish to enter into this Agreement to set out the terms and conditions of the Acquisition (as defined herein) and matters related thereto.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Defined Terms

In this Agreement and in the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following terms will have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Acquisition” means the acquisition of the Company Shares by the Purchaser in exchange for Cash Payment or the Payment Shares, upon and subject to the terms and conditions of this Agreement.

“Affiliate” with respect to any specified Person at any time, means each Person that, directly or indirectly, alone or through one or more intermediaries, controls, is controlled by, or is under direct or indirect common control with, such specified Person at such time.

“Agreement” means this share exchange agreement (including the schedules and exhibits hereto) as may be supplemented, amended, restated or otherwise modified from time to time in accordance with the terms hereof.

“Alternative Transaction” means any of the following (and excludes the transactions contemplated by this Agreement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Company, or any analogous transaction; (b) any acquisition of all or substantially all of the assets of Company (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect); (c) any acquisition of beneficial ownership of 50% or more of the Company Shares in a single transaction or a series of related transactions; (d) any acquisition by Company of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Company); or (e) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing on or before the End Date.

“Applicable Laws” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, license, registration, qualification, certificate or other similar authorization of or from any Governmental Authority having jurisdiction over the Person.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 4.1(d).

“BCBCA” means the Business Corporations Act (British Columbia).

“Breaching Party” has the meaning set forth in Section 8.8(c).

“Bridge Loan” has the meaning set forth in Section 2.4.

“Business Day” means any day other than a Saturday, Sunday or a day when banks in the city of Vancouver, British Columbia are not generally open for business.

“Cash Payment” has the meaning set forth in Section 2.2(b).

“Closing” means the completion of the Transaction in accordance with the terms and conditions of this Agreement.

“Closing Date” means the date of Closing, which shall be the fifth (5th) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transaction (other than conditions that are satisfied with respect to actions the respective Parties will take at the Closing itself), or such other date as the Parties may mutually determine, but not later than the End Date.

“Closing Time” means 10:00 a.m. (Vancouver time) on the Closing Date, or such other time as the Parties may mutually determine.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth on the first page of this Agreement.

“Company Board” means the board of directors of Company.

“Company Board Approval” has the meaning set forth in Section 4.1(r).

“Company Disclosure Statement” means the disclosure statement of the Company to be delivered by the Company to the Purchaser on or prior to the Execution Date.

“Company Employees” means the officers and employees of the Company.

“Company Financial Statements” means the audited consolidated financial statements of the Company for the financial years ended December 31, 2024, 2023 and 2022, and the notes thereto, all in accordance with IFRS and audited or reviewed, as applicable, by a PCAOB-registered accounting firm, consisting of the statements of financial position as at the period end and the accompanying statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows, and all notes in respect thereof.

“Company Shareholders” means holders of Company Shares.

“Company Shares” has the meaning set forth on the first page of this Agreement.

“Concurrent Financing” means, in connection with the Acquisition, the offering by the Purchaser of at least $5,000,000 (or such lesser amount if any as shall be determined in good faith by Purchaser and the Company if Purchaser cannot successfully raise such amount based on market conditions or other variables) of securities of the Purchaser of which the type of securities offered and offering price will be determined in the context of the market by the Purchaser and the Company.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, instrument, license, sublicense, franchise, lease, arrangement, commitment, understanding or other right or obligation, whether written or oral, to which a Party or any Affiliate thereof is a party, or is bound or affected by, or to which any of their respective properties or assets is subject.

“Convertible Note” has the meaning set forth in Section 9.1(i).

“Dunstan Loan” has the meaning set forth in Section 9.1(h).

“Dunstan Interest Loan” has the meaning set forth in Section 9.1(h).

“End Date” means March 31, 2025.

“Environmental Laws” means all Applicable Laws and agreements with Governmental Authorities and all other statutory requirements relating to public health and as now or hereafter in effect in any way relating to protection of human health and safety, public welfare, the environment, or natural resources, including those laws relating to the storage, handling and use of chemicals, Hazardous Substances, and those laws relating to the Release, reporting, discharge, investigation, or remediation of waste materials and Hazardous Substances.

“Exchange Ratio” means one Payment Share for 2.5 Company Shares, subject to appropriate adjustment to take into account the Stock Consolidation.

“Execution Date” has the meaning set forth on the first page of this Agreement.

“F-4 Registration Statement” has the meaning set forth in Section 8.10(a).

“Governmental Authority” means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, tribunal, official, minister, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing, including the Securities Authorities; or (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, including any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapor that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety.

“IFRS” means International Financial Reporting Standards.

“Intellectual Property” means all of the following, worldwide, whether registered, unregistered or registrable: (a) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) inventions, discoveries, improvements, ideas, know-how, methodology, models, algorithms, formulae, systems, processes, technology, whether patentable or not, and all patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals and extensions; (c) trade secrets and other rights in confidential and other nonpublic information; (d) software, including interpreted or compiled source code, object code, development documentation, programming tools, drawings, specifications, metadata and data; (e) copyrights in writings, designs, mask works, software, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing and all moral rights in the foregoing; (f) data and database rights; (g) internet websites, domain names and registrations pertaining thereto; (h) social media accounts, the usernames and passwords associated therewith, and all content contained therein; (i) any other intellectual property or proprietary rights of any kind, nature or description; and (j) any tangible embodiments of the foregoing (in whatever form or medium).

“Intellectual Property Rights” has the meaning set forth in Section 4.1(v).

“Leased Properties” has the meaning set forth in Section 4.1(t)(ii).

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Loan Shares” has the meaning set forth in Section 9.1(h).

“Loans” means collectively, the LOI Loan and the Bridge Loan.

“LOI” means the letter of intent dated November 13, 2024 between the Purchaser and the Company.

“LOI Loan” means the loan provided by the Purchaser to the Company in the principal amount of $350,000 pursuant to the terms and conditions agreed upon by the bridge loan agreement dated November 21, 2024.

“Material Adverse Effect” when used in connection with a Party means any result, change, event, occurrence, effect, state of facts or circumstance (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, either individually or in the aggregate is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise) or liabilities (contingent or otherwise) or prospects of that Party and its Subsidiaries, taken as a whole, or would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the End Date, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or relating to: (a) any change in general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States; (b) any change or proposed change in Applicable Laws, IFRS; (c) any change affecting the industries or markets in which such Party operates; (d) any natural disaster or the commencement or continuity of any act of war, armed hostilities or acts of terrorism; (e) the announcement of this Agreement or the transactions contemplated hereby; (f) any action taken (or omitted to be taken) by a Party or its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement; (g) any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); (h) any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event; or (i) any matter which has been publicly disclosed or communicated in writing by a Party to the other Party as of the Execution Date and such other Party has acknowledged receipt of such written communication; provided, however, that with respect to clauses (a) through to and including (c), such matters do not have a materially disproportionate effect on such Party and its Subsidiaries, taken as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect), and provided further, however, that unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretive for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means each of the following Contracts to which a Party, or a Subsidiary of a Party, is a party or by which a such Party’s or Subsidiary’s assets or properties are bound:

(a) Contracts with its security holders, any of its Affiliates or any current or former officer, director, employee, any member of his or her immediate family or any Affiliate of any of the foregoing (collectively, “Related Parties”);

(b) Contracts with any labor union or association representing any employee;

(c) Contracts for the sale of any of the assets of such Party other than in the Ordinary Course or for the grant to any Person of any preferential rights to purchase any of its assets;

(d) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(e) Licenses for Intellectual Property, except standard end user licenses to the proprietary software and except licenses of commercial off-the-shelf software available on reasonable terms for a license fee of no more than $10,000;

(f) Contracts containing covenants not to compete with any Person in any line of business, industry or geographical area or restricting the solicitation, engagement or hiring of any Person or otherwise restricting the operation of a Party’s business;

(g) Contracts relating to the acquisition (by merger, purchase of equity or assets or otherwise) of any operating business, material assets or capital stock of any other Person;

(h) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets;

(i) Contracts giving rise to Liabilities individually or in the aggregate in excess of $20,000;

(j) all Contracts obligating a Party to provide or obtain products or services for a period of one (1) year or more or requiring a Party to purchase or sell a stated portion of its requirements or outputs;

(k) Contracts (i) relating to the employment of, or the performance of services by, any Person, including any current or former executive, director, employee or independent contractor, (ii) pursuant to which a Party is or may become obligated to make any severance, retention, change of control, termination or similar payment to any current or former employee, independent contractor or director, or (C) pursuant to which a Party is or may become obligated to make any bonus, sales compensation, or similar payment (whether in the form of cash, stock, or other securities but excluding payments constituting base salary);

(l) outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by a Party;

(m) Contracts (or group of related Contracts) which involve the expenditure or receipt of more than $25,000 annually or $50,000 in the aggregate or require performance by any party more than one (1) year from the Execution Date;

(n) Contracts with a Governmental Authority;

(o) Contracts (A) imposing any confidentiality obligation on a Party or on any other Person (other than routine nondisclosure agreements or routine confidentiality provisions contained in agreements entered into by a Party or its Subsidiaries in the Ordinary Course), (B) containing “standstill” or similar provisions, or (C) providing any right of first negotiation, right of first refusal or similar right to any other Person;

(p) Contracts related to any broker, distributor, dealer, manufacturer’s representative, franchise, agency (foreign or domestic), continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising;

(q) Contracts containing a provision which provides exclusivity to any other Person, that any term of such Contract will be no less favorable to any other Person either individually or in the aggregate than similar provisions in any other Contract, or any other similar “most favored nation” or “most favored customer” provision in favor of any other Person;

(r) Contracts containing an obligation to indemnify any current or former officer or director of a Party and its Subsidiaries or to indemnify any other Person in connection with the acquisition (whether by means or merger, stock sale or asset sale) of any Person, except for any such Contract that is no longer in effect and under which no claim has been made or threatened;

(s) settlement document or Contract with respect to any Proceeding involving a Party (but only to the extent such documents contain any unfulfilled or continuing obligations of a Party);

(t) Contracts under which a Party (A) collects or processes personally identifiable information, or (B) transfers personally identifiable information to a third party for that third party’s processing or use;

(u) real property leases; and

(t) Contracts that are otherwise material to a Party.

“Maturity Date” has the meaning set forth in Section 9.1(i).

“NASDAQ” or the “Exchange” means The Nasdaq Stock Market LLC.

“NASDAQ Listing Application” has the meaning set forth in Section 3.1.

“Non-Offering Prospectus” has the meaning set forth in Section 3.5.

“Non-Resident Shareholders” means those Shareholders identified in the attached Schedule “A” as being non-residents of Canada for the purposes of the Tax Act.

“Non-U.S. Person” within the meaning of Rule 902 of Regulation S promulgated under the 1933 Act, means any Person who: (a) is not a natural person resident in the United States; (b) is not a partnership or corporation organized or incorporated under the laws of the United States; (c) is not an estate of which any executor or administrator is a U.S. Person; (d) is not a trust of which any trustee is a U.S. Person; (e) is not a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (f) is not an agency or branch of a foreign entity located in the United States; (g) is not a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (h) is not a partnership or corporation (y) organized or incorporated under the laws of any foreign jurisdiction and (z) formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act unless it is organized or incorporated, and owned, by accredited investors (as defined by Rule 501(a) promulgated under the 1933 Act) who are not natural persons, estates or trusts. A Non-U.S. Person is further any of the following: (a) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States; (b) any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if (i) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and (ii) the estate is governed by foreign law; (c) any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person; (d) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country; (e) any agency or branch of a U.S. person located outside the United States if (i) the agency or branch operates for valid business reasons and (ii) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and (f) the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

“Organizational Documents” means, with respect to a Person, (a) the certificate or articles of incorporation, Acquisition, organization or formation and the by-laws, the partnership agreement or operating or limited liability company agreement (as applicable), and (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Applicable Laws.

“Other Filings” has the meaning set forth in Section 8.10(a).

“Owned Properties” has the meaning set forth in Section 4.1(t)(i).

“Parties” means, collectively, the Purchaser, the Company, and the Shareholders, and “Party” means any one of them.

“Payment Shares” has the meaning set forth in Section 2.2(a).

“PCAOB” means the auditing standards of the Public Company Accounting Oversight Board (United States of America), as amended from time to time.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)	Statutory Liens for current Taxes which are not delinquent or that are being disputed in good faith by appropriate proceedings, provided an appropriate reserve has been established therefore in the Company Financial Statements or the Purchaser Financial Statements, as applicable;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, provided that such Liens are related to obligations not due or delinquent and that are not resulting from a breach, default or violation by a Party of any Contract or Applicable Law, and are not registered against title to any assets of such Party or its Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Applicable Law and under IFRS, as applicable;

(c)	the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit of such Party or its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land and are shown on a current survey, provided that there has been compliance with the material provisions thereof and that they do not, individually or in the aggregate, detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of such Party to carry on its business in the Ordinary Course; and

(e)	in the case of the Company or the Purchaser (including its Subsidiaries), Liens listed and described in the Company Disclosure Statement or the Purchaser Disclosure Statement, as applicable.

“Person” is to be construed broadly and includes any natural person, estate, partnership, limited partnership, limited liability partnership, body corporate, limited liability company, unlimited liability company, joint stock company, trust, estate, unincorporated association, joint venture or other entity or Governmental Authority.

“Plenary Loan” has the meaning set forth in Section 9.1(h).

“Plenary Interest Loan” has the meaning set forth in Section 9.1(h).

“Proceeding” means any action, arbitration, audit, hearing, investigation, claims, inquiries, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Promissory Notes” has the meaning set forth in Section 2.2(a).

“Proxy Statement” has the meaning set forth in Section 8.10(a).

“Purchased Shares” has the meaning set forth on the first page of this Agreement.

“Purchaser” has the meaning set forth on the first page of this Agreement.

“Purchaser Board” means the board of directors of the Purchaser.

“Purchaser Board Approval” has the meaning set forth in Section 5.1(v).

“Purchaser Disclosure Statement” means the disclosure statement of the Purchaser to be delivered by the Purchaser to the Company: (a) on or prior to the Execution Date, and (b) at the Closing Time as updated to the Closing Time.

“Purchaser Financial Statements” means the (a) audited condensed consolidated financial statements of the Purchaser as at, and for the year ended, December 31, 2023, including the notes thereto, and (b) unaudited condensed consolidated financial statements of the Purchaser as at, and for the six months ended June 30, 2024, consisting of the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of operations and comprehensive loss, the unaudited condensed consolidated statements of cash flows and the unaudited condensed consolidated statement of changes in shareholders’ equity (deficit), including all notes in respect thereof, in each case as contained or incorporated by reference in the Purchaser SEC Documents.

“Purchaser Intellectual Property Rights” has the meaning set forth in Section 5.1(w).

“Purchaser Leased Properties” has the meaning set forth in Section 5.1(t)(ii).

“Purchaser Meeting” means the meeting of the Purchaser Shareholders, including any adjournment or postponement thereof, for the purpose of, among other things, considering and, if thought fit, approving the Purchaser Shareholder Approval Resolution.

“Purchaser Owned Properties” has the meaning set forth in Section 5.1(t)(i).

“Purchaser SEC Documents” has the meaning set forth in Section 5.1(f)(i).

“Purchaser Shareholder Approval” means the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval Resolution.

“Purchaser Shareholder Approval Resolution” means the special resolution of the Purchaser Shareholders approving the Stock Consolidation and, if required, the Acquisition and the related issuance of the Payment Shares.

“Purchaser Shareholders” means holders of the Purchaser Shares as of a particular date.

“Purchaser Subsidiaries” means, collectively, the Subsidiaries of the Purchaser and “Purchaser Subsidiary” means any one of them.

“Purchaser Shares” has the meaning set forth on the first page of this Agreement.

“Purchaser Technology” has the meaning set forth in Section 5.1(v).

“Registered Intellectual Property” means all patents, all copyrights, marks and Internet domain name registrations and applications for registration that, in each case, are owned by the Company.

“Registrar” means the Registrar of Companies or a Deputy Registrar of Companies for the Province of British Columbia duly appointed under Section 400 of the BCBCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Applicable Law or a Governmental Authority, in each case that is required in connection with the Acquisition.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” means any officer, director, employee, representative (including any financial or other adviser) or other agent of the Purchaser (or its Subsidiaries), the Company or Shareholders.

“Required Financial Statements” means the financial statements of the Company required to be included in the Non-Offering Prospectus from time to time pursuant to Item 32 of Form 41-101F1 Information Required in a Prospectus, audited or reviewed, as applicable, in accordance with applicable Securities Laws of Canada, including National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Acts” means, collectively, the Securities Act (British Columbia), the 1933 Act, and the U.S. Exchange Act.

“Securities Authorities” means the British Columbia Securities Commission, the applicable securities commissions and other securities regulatory authorities in each of the other Provinces of Canada, the SEC and the applicable securities commissions in each of the states of the United States.

“Securities Laws” means the Securities Acts, all other applicable Canadian provincial securities laws, all other applicable United States state securities or “blue sky” laws, and the rules and regulations and published policies under the foregoing securities laws and applicable exchange rules and listing standards.

“Settled Loans” has the meaning set forth in Section 9.1(h).

“Stock Consolidation” means a reverse split or consolidation of the Purchaser Shares at a consolidation ratio to be determined by the Purchaser Board, for purposes of increasing the Purchaser’s closing bid price on Nasdaq to meet applicable Nasdaq requirements for initial listing of the combined company on Nasdaq at Closing.

“Subsidiary” means, with respect to a Person, (a) any entity in which such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such entity or (b) an Affiliate controlled by such Person directly, or indirectly through one or more intermediaries.

“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1, and the regulations thereunder.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means: (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions, (b) all interest, penalties, fines, additions or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described herein, (c) any Liability for the payment of any amounts of the type described herein as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any Liability for the payment of any amounts of the type described herein as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technology” has the meaning set forth in Section 4.1(v).

“Terminating Party” has the meaning set forth in Section 8.8(c).

“Termination Notice” has the meaning set forth in Section 8.8(c).

“Transaction” means, collectively, the Acquisition and all transactions undertaken by the Parties in connection therewith.

“Transaction Documents” means this Agreement, the Company Disclosure Statement, the Purchaser Disclosure Statement and all such further documents, agreements and instruments required to be executed or filed by any Party or any Affiliate thereof to effect the consummation of the Acquisition (all of which will be in form and content reasonably satisfactory to each Party) pursuant to the requirements of Applicable Laws relating to the Acquisition, or by any other Governmental Authority having jurisdiction, in order to carry out the terms and objectives of this Agreement, including those required by the Securities Authorities.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Shareholder” (i) any person who receives or received an offer of the Purchaser Shares while in the United States; (ii) any person acquiring the Purchaser Shares on behalf of, or for the account or benefit of any person in the United States, or (iii) any person who is or was in the United States at the time when such person executed or delivered this Agreement.

“U.S. Person” within the meaning of Rule 902 of Regulation S promulgated under the 1933 Act, means any Person who: (a) is a natural person resident in the United States; (b) is a partnership or corporation organized or incorporated under the laws of the United States; (c) is an estate of which any executor or administrator is a U.S. Person; (d) is a trust of which any trustee is a U.S. Person; (e) is a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (f) is an agency or branch of a foreign entity located in the United States; (g) is a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; or (h) is a partnership or corporation (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act unless it is organized or incorporated, and owned, by accredited investors (as defined by Rule 501(a) promulgated under the 1933 Act) who are not natural persons, estates or trusts.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and subsections, and the insertion of headings herein, are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement. The terms “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof, and include any agreement, schedule or instrument supplementary or ancillary hereto.

1.3	Meaning of “including”

The word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope.

1.4	Extended Meanings

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the use of either gender include both genders and neuter, and a reference to a Person includes any successor to that Person.

1.5	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken by the applicable Party on the next succeeding Business Day.

1.6	Statutory References

Unless otherwise expressly stated, any reference in this Agreement to a statute includes each regulation and rule made thereunder, all amendments to such statute, regulation or rule in force from time to time, and any statute, regulation or rule that supplements or supersedes such statute, regulation or rule.

1.7	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of the United States of America. “CAD$” refers to the Canadian dollars.

1.8	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof.

1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement with respect to the Purchaser have the meaning attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder with respect to the Purchaser will be made in a manner consistent with IFRS. Unless otherwise stated, all accounting terms used in this Agreement with respect to the Company have the meaning attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder with respect to the Company will be made in a manner consistent with IFRS.

1.10	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable to the interpretation of this Agreement.

1.11	Made Available

The phrase “Made Available” means that an accurate and complete copy of the information or documents (for the avoidance of doubt, including all amendments, waivers, exhibits and schedules thereto) is available for a Party to download in reviewable format in the project folder for the Transaction on an electronic documentation site established on behalf of the Company and the Purchaser, as applicable, at least three (3) days prior to the Execution Date.

1.12	Company Disclosure Statement

For the purposes of the representations and warranties in Article 4, Company will deliver the Company Disclosure Statement, arranged in sections corresponding with the sections of Article 4, to the Purchaser. The disclosure in any section of the Company Disclosure Statement will qualify the corresponding section of Article 4. Each section of the Company Disclosure Statement shall be deemed to be disclosed and incorporated by reference in any other section of the Company Disclosure Statement as though fully set forth in such section of the Company Disclosure Statement for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any section of the Company Disclosure Statement: (a) shall not be construed to mean that such information is required to be disclosed by this Agreement; (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, liability or other obligation of any kind exists with respect to any item; (c) shall not be deemed or interpreted to broaden the representations and warranties, obligations, covenants, conditions or agreements of the Company contained in this Agreement; and (d) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

1.13	Purchaser Disclosure Statement

For the purposes of the representations and warranties in Article 5, the Purchaser will deliver the Purchaser Disclosure Statement, arranged in sections corresponding with the sections of Article 5, to the Company. The disclosure in any section of the Purchaser Disclosure Statement will qualify the corresponding section of Article 5. Each section of the Purchaser Disclosure Statement shall be deemed to be disclosed and incorporated by reference in any other section of the Purchaser Disclosure Statement as though fully set forth in such section of the Purchaser Disclosure Statement for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any section of the Purchaser Disclosure Statement: (a) shall not be construed to mean that such information is required to be disclosed by this Agreement; (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, liability or other obligation of any kind exists with respect to any item; (c) shall not be deemed or interpreted to broaden the representations and warranties, obligations, covenants, conditions or agreements of the Purchaser or its Subsidiaries contained in this Agreement; and (d) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

1.14	Schedules

The schedules to this Agreement, listed below, are an integral part of this Agreement, and must be completed and attached before the Closing Time to be fully-integrated and thereafter enforceable by or against any Party.

Schedule	Description

Schedule “A”	Shareholders of the Company

Schedule “B”	Optionholders of the Company

1.15	Knowledge

Where any representations or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry.

Article 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1	Purchase and Sale

Subject to and in accordance with the terms and conditions of this Agreement, the Parties hereby agree that each of the Shareholders covenants and agrees to sell, assign and transfer to Purchaser and Purchaser covenants and agrees to purchase from each of the Shareholders, the number of Purchased Shares as set forth directly opposite such Shareholder’s name in Schedule “A” attached hereto, representing in the aggregate all of the issued and outstanding Company Shares, and Purchaser agrees to purchase the Purchased Shares in consideration of the purchase price set forth below in Section 2.2.

2.2	Consideration

In consideration for the acquisition of the Purchased Shares, Purchaser shall

(a) allot and issue the Purchaser Shares (the “Payment Shares”) to the Shareholders in the amounts set out opposite each Shareholder’s name in Schedule “A” attached hereto, free and clear of any encumbrances, in exchange for the Purchased Shares; or

(b) on the date that is eighteen months after the Closing Date, pay to the Shareholders in the amounts set out opposite each Shareholder’s name in Schedule “A” attached hereto (the “Cash Payment”), the payment obligation for which shall be evidenced by a promissory note issued by the Purchaser, a form of which is attached here to as Exhibit 1 (the “Promissory Note”).

The Purchased Shares issued and outstanding immediately prior to the Closing Time that will be exchanged for the Payment Shares will be exchanged at the Exchange Ratio. To the extent the calculation of Payment Shares payable to a Shareholder results in a fractional Payment Share, such entitlement for a fractional Payment Share shall be rounded down to the nearest whole number and no additional consideration shall be payable therefor.

2.3	Restrictions on Resale

The Shareholders, if required by the NASDAQ or Applicable Law, in respect of their Payment Shares, will enter into an escrow agreement in the prescribed form or accept their Payment Shares with such legended resale restrictions as may be required by the Exchange and/or Applicable Law.

2.4	Bridge Loan

Within three (3) Business Days of the Execution Date, the Purchaser shall advance to the Company a loan in the principal amount of $1,000,000 on the same terms as the LOI Loan (the “Bridge Loan”).

2.5	Tax Election

(a) Purchaser agrees that, at the request and expense of any Shareholder who is resident in Canada for the purposes of the Tax Act, Purchaser shall jointly elect with the Shareholder for the provisions of subsection 85(1) or (2) of the Tax Act and any equivalent provision under provincial legislation (each a “Tax Election Provision”) to apply to the Purchased Shares acquired by Purchaser from the Shareholder. In order to make any such election, the Shareholder shall prepare any prescribed election form (each a “Tax Election Form”) and deliver any such Tax Election Form to Purchaser within 90 days of the Closing Date. Upon receipt, Purchaser shall sign the Tax Election Form and deliver a copy of the Tax Election Form to the Shareholder by mail using the address that the Shareholder provided to Purchaser in the Tax Election Form within 30 days of receipt thereof. It shall be the sole responsibility of the Shareholder making the request to file the Tax Election Form with the Canada Revenue Agency or relevant provincial Governmental Authority. Purchaser shall not be liable for any damages arising to a Shareholder for a late filing of a Tax Election Form or any errors or omissions on a Tax Election Form.

(b) Notwithstanding anything contained in this Agreement, Purchaser does not assume and shall not be liable for any taxes under the Tax Act or under provincial legislation or any other amount whatsoever which may be or become payable by Shareholders including, without limiting the generality of the foregoing, any Tax resulting from or arising as a consequence of the sale by Shareholders to Purchaser of the Purchased Shares herein contemplated, or the availability (or lack thereof) of any Tax Election Provision, or the content or impact of any election made under any Tax Election Provision.

2.6	Completion of the Acquisition and Closing Time

Upon the satisfaction or waiver of the conditions herein contained in favor of each Party, the Acquisition shall become effective at the Closing Time.

2.7	Registration of the Purchaser Shares

The Purchaser Shares will be registered under the 1933 Act pursuant to an F-4 Registration Statement.

2.8	Assumption of Company Stock Options

At the Closing Date, Purchaser shall assume each option to purchase Company Shares (each a “Stock Option”) outstanding at the Closing Date granted by the Company prior to the Execution Date, and Purchaser shall be substituted for the Company with respect to each Stock Option so assumed, and thereafter, until any event that affects the exercise price, each Stock Option assumed by Purchaser as aforesaid shall represent an option to purchase, instead of Company Shares, a number of whole Purchaser Shares as set forth on the attached Schedule “B”; and the price per share of Purchaser Shares at which such option shall be exercisable shall be the exercise price as set forth in each Stock Option immediately prior to the Closing Date correspondingly adjusted as set forth on the attached Schedule “B”.

2.9	Closing

The Closing will take place electronically (or at such other place as may be mutually agreed to by the Parties), at a time to be mutually agreed on by the Parties.

Article 3
BOARD RECONSTITUTION, LISTING APPLICATION AND PROSPECTUS

3.1	Listing Application

The Purchaser shall use commercially reasonable efforts, (a) to the extent required by the rules and regulations of NASDAQ, to prepare and submit to NASDAQ a notification form for the listing of the shares of Purchaser Shares to be issued in connection with the Acquisition, and to cause such shares to be approved for listing (subject to official notice of issuance) and (b) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing application for the Purchaser Shares on NASDAQ (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be approved prior to the Closing Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with NASDAQ rules and regulations. The Purchaser agrees to pay all NASDAQ fees associated with the NASDAQ Listing Application. The Company will cooperate with the Purchaser as reasonably requested by the Purchaser with respect to the NASDAQ Listing Application and promptly furnish to the Purchaser all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 3.1.

3.2	Purchaser Meeting

The Purchaser will convene and conduct the Purchaser Meeting on or before sixty-five (65) days after the SEC has declared the F-4 Registration Statement effective, or such later date as may be mutually agreed to by the Purchaser and the Company, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company, which shall not be unreasonably withheld, except in the case of an adjournment, if reasonably required to solicit proxies in support of the Purchaser Shareholder Approval Resolution.

3.3	New directors and officers

(a) Effective as of the Closing Date and subject to prior approval from Governmental Authorities and requisite shareholder approval under Applicable Law, if required, the Purchaser’s board of directors and management shall be reconstituted, such that the directors and officers of the Purchaser will consist of five (5) directors, three (3) of which will be nominated by the Company:

Christopher Cooper	Non-Independent
Francisco Juarez	Non-Independent
Edgar Contreras	Independent
Jatinder Dhaliwal	Independent
Davin Jenkins	Independent

or such other persons as the Purchaser and Company may mutually agree.

(b) Effective as of the Closing and subject to prior Exchange approval and Applicable Law, the directors and officers of the Purchaser will consist of:

Christopher Cooper Francisco Juarez Edgar Contreras Jatinder Dhaliwal Davin Jenkins	President and Director VP and Chief Operating Officer, Director Independent Director Independent Director Independent Director

or such other persons as the Purchaser and the Company may mutually agree.

3.4	Preparation of Filings

The Parties will co-operate in the preparation of any application for any required Authorization and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals, and in the preparation of any documents, reasonably deemed by any of the Parties to be necessary to discharge its respective obligations under this Agreement or otherwise advisable under Applicable Laws, including in connection with the preparation of the F-4 Registration Statement as provided in Section 8.10.

3.5	Prospectus Filing in Ontario

(a) The Purchaser shall prepare, with the reasonable assistance of the Company and the Shareholders, a preliminary and final non-offering prospectus (the “Non-Offering Prospectus”), in such form as is mutually agreed upon between the Company and the Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed by either of the Company or the Purchaser, as applicable), to be filed with the Ontario Securities Commission in order for the Purchaser to become a reporting issuer in the Province of Ontario. The Company and the Shareholders shall provide the Purchaser with such information concerning the Company and its shareholders, officers, directors, employees, assets, liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Non-Offering Prospectus, or in any amendments thereto, including any Required Financial Statements and applicable related Management’s Discussion and Analysis, which information provided by the Company and the Shareholders shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading at the time of filing of any Non-Offering Prospectus. The Required Financial Statements (i) will be prepared from, and reflect in all material respects, the books and records of the Company, (ii) will be prepared in accordance with IFRS applied on a consistent basis throughout the periods covered thereby, (iii) will fairly present, in all material respects, the consolidated financial position of the Company, as of the dates thereof and their results of operations for the periods then ended and (iv) for the annual financial statements, will be audited in accordance with the standards of the PCAOB. All costs incurred in connection with preparing and obtaining such financial statements shall be payable by the Company.

(b) The Purchaser shall take all reasonable and necessary actions required to satisfy the requirements of applicable Securities Laws in connection with the Non-Offering Prospectus. The Company shall make its directors, officers and employees, upon reasonable advance notice, available to the Purchaser and its Representatives in connection with the drafting of the public filings with respect to the Non-Offering Prospectus. Each Party shall promptly correct any information provided by it for use in the Non-Offering Prospectus (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Securities Laws.

(c) The Purchaser, with the assistance of the other Parties, shall promptly respond to any Ontario Securities Commission comments on the Non-Offering Prospectus and shall otherwise use its commercially reasonable efforts to cause the Non-Offering Prospectus to “clear” comments from the Ontario Securities Commission and be receipted by same.

Article 4
REPRESENTATIONS AND WARRANTIES OF COMPANY

4.1	Representations and Warranties of Company

The Company represents and warrants to the Purchaser as follows:

(a) Organization and Qualification. The Company is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, and has all necessary corporate power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. The Company:

(i)	has all Authorizations necessary to conduct its business as now conducted, except where the failure to hold such Authorizations would not individually or in the aggregate be material to the Company; and

(ii)	is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not be material the Company. The Company is qualified to do business in each jurisdiction set forth on Section 4.1(a) of the Company Disclosure Statement.

(b) Authorized and Issued Capital.

(i)	The authorized capital of Company consists of an unlimited number of Company Shares. As of the close of business on the date of this Agreement, there were 150,111,206 Company Shares issued and outstanding. Schedule “A” attached hereto sets forth the authorized, issued and outstanding Company Shares.

(ii)	All outstanding Company Shares have been duly authorized and validly issued, and are fully paid and non-assessable and have not been issued in violation of any pre-emptive rights or in violation of Applicable Laws.

(iii)	Except as set forth on Section 4.1(b) of the Company Disclosure Statement, there are no obligations, contingent or otherwise, of the Company to (A) repurchase, redeem or otherwise acquire any capital stock or other equity securities of the Company, or (B) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. There are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, equity appreciation, phantom equity, profit participation or similar rights or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company or any of its Subsidiaries, as applicable, to, directly or indirectly, issue or sell any securities of the Company or any of its Subsidiaries, as applicable, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which Company Shareholders (or other equity holders) of the Company may vote.

(c) Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of, and performance by, the Company of this Agreement and Transaction Documents which the Company is a party and the consummation of the Acquisition and the other transactions contemplated hereby and thereby have been, or will at Closing be, duly authorized by all necessary corporate action on the part of the Company and no other corporate actions on the part of the Company are necessary to authorize this Agreement or to consummate the Acquisition and the other transactions contemplated hereby.

(d) Execution and Binding Obligation. This Agreement and the Transaction Documents which the Company is a party, will be, duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Applicable Laws affecting or relating to creditors’ rights generally and general equitable principles (the “Bankruptcy and Equity Exceptions”).

(e) No Conflict. The execution and delivery of, and performance by the Company of its obligations under, this Agreement, the Transaction Documents to which it is a party, the completion of the transactions contemplated hereby and thereby, and the performance of its obligations hereunder and thereunder, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of its Organizational Documents;

(ii)	require any consent or other action by any Person under, constitute or result in a breach or violation of or conflict with, or, with or without notice or lapse of time or both, allow any Person to exercise any rights under any of the terms or provisions of any Material Contracts, licenses, leases or instruments to which the Company is party or pursuant to which any of its assets or properties may be affected;

(iii)	result in a breach of, or cause the termination or revocation of, any Authorization held by the Company, or necessary to the ownership of the Company Shares or the operation of the business of Company; or

(iv)	result in the violation of any Applicable Law,

except in the case of clause (e)(ii) above, as would not, individually or in the aggregate, be material to the Company.

(f) Financial Statements. The Company Financial Statements will when completed be prepared in accordance with IFRS, by by a PCAOB-registered independent public accountants as required by applicable Securities Laws, consistently applied, and fairly present in all material respects the financial condition of the Company at the respective dates indicated and for the periods covered. The Company Financial Statements will be complete and correct in all material respects, will have been prepared in accordance with IFRS consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented and fairly presents the combined and consolidated financial position, results of income, and cash flows, as applicable, of the Company as of the dates and for the periods indicated therein. All books, records and accounts of the Company are accurate and complete and are maintained in all material respects in accordance with good business practice and all Applicable Laws.

(g) Compliance with Laws. The Company is, and since inception, have been, in compliance in all material respects with Applicable Laws. For at least the ten (10) calendar years immediately preceding the Execution Date, neither the Company nor, to the Company's knowledge, any officer, director or manager of the Company is, nor has been, under any investigation with respect to, is not nor has been charged or threatened to be charged with, nor has received notice of, any violation or potential violation of any Applicable Laws or disqualification by a Governmental Authority.

(h) Shareholders’ and Similar Agreements. The Company is not subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Company or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company.

(i) Subsidiaries and Affiliates. Other than Canadian Towers & Fiber Optics S.A. DE C.V. and Canadian Towers S.A. DE C.V., each of which are wholly-owned by the Company, the Company does not have, and has never had, any Subsidiaries or Affiliates and the Company does not own, directly or indirectly, any equity securities of any Person.

(j) Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary in order to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(k) Auditors. The Company Financial Statements in respect of the financial years ended December 31, 2022 and 2023 will have been audited in accordance with IFRS by by a PCAOB-registered independent public accountants as required by applicable Securities Laws.

(l) No Undisclosed Liabilities. The Company does not have any Liability, whether accrued, absolute, contingent or otherwise, not reflected in the Company Financial Statements, except the Loans and Liabilities (i) incurred pursuant to this Agreement or the Transaction or (ii) incurred since December 31, 2024, in the Ordinary Course consistent with past practices and that would not have, individually or in the aggregate, be material to the Company or (iii) disclosed in the Company Disclosure Statement.

(m) Absence of Certain Changes or Events.  Since December 31, 2024, other than the transactions contemplated in this Agreement, the business of the Company has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has been or would be reasonably expected to be, individually or in the aggregate, material to the Company.

(n) Ordinary Course. Since December 31, 2024:

(i)	the Company has conducted its businesses only in the Ordinary Course;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), which has been, or is reasonably likely to be material with respect to the Company, has been incurred by the Company;

(iii)	there has not been any change in the accounting practices used by the Company;

(iv)	except for Ordinary Course adjustments to employee compensation (other than directors or officers), there has not been any increase in the salary, bonus, or other remuneration payable to any employees of the Company;

(v)	there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Company Shares;

(vi)	there has not been a material change in the level of accounts receivable or payable, inventories or employees of the Company, other than those changes in the Ordinary Course;

(vii)	the Company has not entered into, or amended, any Material Contract other than in the Ordinary Course;

(viii)	there has not been any satisfaction or settlement of any material claims or material liabilities of the Company that will not be reflected in the Company Financial Statements, other than the payment or settlement of claims or liabilities incurred in the Ordinary Course; and

(ix)	there has not been any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer or director of the Company.

(o) Related Party Transactions.  Except as disclosed in the Company Disclosure Statement, the Company (i) has not entered into any agreement with, (ii) has not paid any cash amounts to or (iii) is not indebted to, any director, officer, employee or agent of, or independent contractor to, the Company. There are no Contracts (other than employment arrangements, which shall be listed in the Company Disclosure Statement and of which true, correct and complete copies thereof have been provided to Purchaser) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company.

(p) Authorizations and Licenses.

(i)	The Company owns, possesses or has obtained all Authorizations that are required by Applicable Laws in connection with the operation of the business of the Company as presently or previously conducted, or in connection with the ownership, operation or use of the assets of the Company.

(ii)	The Company lawfully holds, owns or uses, and has complied with, all such Authorizations. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course without the need for the Company to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

(iii)	No Proceeding is pending in respect of or regarding any such Authorization and neither the Company nor, to the knowledge of the Company, any of its officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(iv)	Neither the Company nor, to the knowledge of the Company, any of its officers or directors, own or have any proprietary, financial or other interests (direct or indirect) in any such Authorization.

(q) Finders’ Fees. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any of its officers, directors or employees, in connection with this Agreement.

(r) Company Board Approval. The Company Board, after consultation with its financial and legal advisors, has unanimously authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations (the “Company Board Approval”).

(s) Material Contracts.

(i)	The Company Disclosure Statement sets out a complete and accurate list of all Material Contracts of the Company. True and complete copies of the Material Contracts of the Company have been Made Available to the Purchaser and no such Contract has been modified, rescinded or terminated.

(ii)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(iii)	The Company has performed in all material respects all its obligations required to be performed by it to date under the Material Contracts and the Company is not in breach or default under any Material Contract, nor does the Company have knowledge of any condition that, with the passage of time or the giving of notice or both, would result in such a breach or default.

(iv)	To the knowledge of the Company, the Company has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company, and, to the knowledge of the Company, no such action has been threatened.

(t) Real Property. The Company Disclosure Statement lists all Owned Properties and all Leased Properties. Except as set forth on the Company Disclosure Statement:

(i)	the Company has valid, good and marketable title to all of the real or immovable property owned by it (the “Owned Properties”) free and clear of any Liens, except for Permitted Liens, and there are no outstanding options or rights of first refusal to purchase the Owned Properties, or any portion thereof or interest therein; in addition, all buildings, structures, fixtures, building systems, and equipment located on the Owned Properties are in good condition and repair, and the Owned Properties are in compliance with applicable legal requirements in all material respects;

(ii)	each lease, sublease, license or occupancy agreement (in each case, together with any amendments, supplements, notices or ancillary agreements thereto) for real or immovable property leased, subleased, licensed or occupied by the Company (the “Leased Properties”) is valid, legally binding and enforceable against the Company, in accordance with its terms and in full force and effect, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been Made Available to the Purchaser, and the Company is not in breach of, or default under, such lease, sublease, license or occupancy agreement, and, to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company or permit termination, modification or acceleration by any third party thereunder; no other party to any of the Leased Properties is a Related Party and, otherwise, does not have an economic interest in any Owned Properties or Leased Properties; the Company has not collaterally assigned or granted any other security interest in any of the Leased Properties;

(iii)	no third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with Applicable Laws or a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof; and

(iv)	none of the leases, subleases, licenses or occupancy agreements has been assigned by the Company in favor of any Person or sublet or sublicensed.

(u) Personal Property; Condition of Personal Property. The Company has good title to all material personal or movable property of any kind or nature which the Company purports to own, free and clear of all Liens (other than Permitted Liens). The Company, as lessee, has the right under valid and subsisting leases to use, possess and control all personal or movable property leased by and material to the Company as used, possessed and controlled by the Company. All real and tangible personal property of the Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(v) Intellectual Property. The Company Disclosure Statement sets forth a true and complete list of all of the Company’s Registered Intellectual Property. As to each item, the Company Disclosure Statement specifies, as applicable, the jurisdiction in which such item is issued or registered or in which an application for issuance or registration has been filed, and the issuance, registration and/or application numbers and dates with respect to such item. Except as would not and would not be reasonably expected to be, individually or in the aggregate, material to the Company: (i) the Company owns all right, title and interest, or has valid licenses (and is not in material breach of such licenses), in and to all Intellectual Property that is material to the conduct of the business, as presently conducted, of the Company (collectively, the “Intellectual Property Rights”); (ii) all such Intellectual Property Rights that are owned by or licensed to the Company are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company; (iii) to the knowledge of the Company, all Intellectual Property Rights owned or leased by the Company are valid and enforceable, and the carrying on of the business of the Company and the use by the Company of any of the Intellectual Property Rights or Technology (as defined below) owned by or licensed to the Company does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Company, no third party is infringing upon the Intellectual Property Rights owned or licensed by the Company, and no Proceeding is currently pending or threatened with respect to the foregoing; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company (collectively, the “Technology”) are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company; and (vi) the Company owns, or has validly licensed or leased (and is not in material breach of such licenses or leases), such Technology.

(w) Restrictions on Conduct of Business. The Company is not a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Company is conducted; (ii) limit any business practice of the Company in any material respect; or (iii) restrict any acquisition or disposition of any property by the Company in any material respect. Neither the Company nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would be or would be reasonably expected to be, individually or in the aggregate, material to the Company or that would or would be reasonably expected to prevent or delay the consummation of the Acquisition or the transactions contemplated hereby.

(x) Litigation. There are no Proceedings pending, or, to the knowledge of the Company, threatened against or relating to the Company, the business of the Company or affecting any of its current or former properties or assets by or before any Governmental Authority that, if determined adverse to the interests of the Company, could potentially result in criminal sanction, or would be reasonably expected to prevent or delay the consummation of the Acquisition or the transactions contemplated hereby, or would, or would be reasonably expected to, materially affect the Purchaser’s ability to own or operate the business of the Company, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding. There is no bankruptcy, liquidation, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company before any Governmental Authority.

(y) Corrupt Practices Legislation. Neither the Company nor, to the knowledge of the Company, any of its officers, directors or employees acting on behalf of the Company, has taken, committed to take or been alleged to have taken any action which would cause the Company to be in violation of the Corruption of Foreign Public Officials Act (Canada) or or any other applicable anti-bribery, anti-money laundering, anti-bribery or anti-corruption laws or any law of similar effect of any other jurisdiction, and to the knowledge of the Company, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Company.

(z) Environmental Matters.

(i)	No written notice, order, complaint or penalty has been received by the Company alleging that the Company is in violation of, or has any liability or potential liability under, any applicable Environmental Law, including any health and safety requirements applicable thereto, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company which allege a violation of, or any liability or potential liability under, any applicable Environmental Laws, including any health and safety requirements applicable thereto, and, to the knowledge of the Company, no fact or circumstance exists that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(ii)	The Company has all environmental permits necessary for the operation of its businesses and to comply in all material respects with all applicable Environmental Laws, including any health and safety requirements applicable thereto.

(iii)	The operations of the Company is, and since February 24, 2017 (inception), have been, in compliance in all material respects with applicable Environmental Laws, including any health and safety requirements applicable thereto.

(aa) Employment Matters. Except as disclosed in the Company Disclosure Statement:

(i)	(A) the Company has not entered into any written or oral agreement or understanding providing for a retention or change of control bonus or severance or termination payments to any director or Company Employee in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Acquisition), and (B) no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Applicable Laws from the employment of an employee without an agreement as to notice or severance;

(ii)	(A) the Company is not a party to any collective agreement with respect to any Company Employees, (B) no Person holds bargaining rights with respect to any Company Employees and (C) to the knowledge of the Company, no Person has applied or threatened to be certified as the bargaining agent of any Company Employees;

(iii)	no trade union has applied to have the Company declared a common or related employer pursuant to Applicable Laws;

(iv)	the Company is in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment;

(v)	the Company is not subject to any pending or, to the knowledge of the Company, threatened claim or action relating to employment or termination of employment of employees or independent contractors;

(vi)	the Company has not and is not engaged in any unfair labor practice and no unfair labor practice complaint, grievance or arbitration proceeding is pending, or to the knowledge of the Company, threatened against the Company;

(vii)	no labor strike, lock-out, slowdown or work stoppage is pending or to the knowledge of the Company, threatened against or directly affecting the Company and no such event has occurred in the last two years;

(viii)	each independent contractor and consultant has been properly classified by the Company as an independent contractor and the Company has not received notification from any Governmental Authority challenging the classification of any individual who performs services for the Company’s businesses as an independent contractor or consultant; and

(ix)	there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and there are no orders under applicable occupational health and safety legislation relating to the Company which are currently outstanding.

(bb) Employee Plans. Neither the execution and delivery of this Agreement nor the consummation of the Transaction (either alone or in combination with another event) (A) entitle any employee or officer of the Company to severance pay, or any other payment that will result in a material Liability to the Company or Purchaser, or (B) accelerate the time of payment or vesting, or trigger any payment or funding, through a grantor trust or otherwise, or increase the amount of, compensation or benefits due any such employee or officer or trigger any other obligation pursuant to, any employee plan. Neither the execution and delivery of this Agreement nor the consummation of the Transaction (either alone or in combination with another event) result in any payment that could individually or in combination with any other such payment constitute an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(cc) Insurance. A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company is set forth in the Company Disclosure Statement, including the policy name, description, insurer and policy number. Each such material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claim. All material Proceedings covered by any insurance policy of the Company has been properly reported to and accepted by the applicable insurer.

(dd) Taxes. The Company has Made Available to the Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired. Except as disclosed in the Company Disclosure Statement:

(i)	the Company has duly and timely filed all Tax Returns required to be filed prior to the Execution Date and all such Tax Returns are complete and correct in al material respects;

(ii)	the Company has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by the Company on or before the Execution Date, other than those which are being or have been contested in good faith and in respect of which reserves will have been provided in the Company Financial Statements;

(iii)	the Company will have provided adequate accruals in accordance with IFRS in the Company Financial Statements for any Taxes of the Company for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns;

(iv)	since January 1, 2023, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued by the Company, other than in the Ordinary Course;

(v)	to the knowledge of the Company, the Company has not received a Tax refund to which it was not entitled;

(vi)	no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company, and the Company is not a party to any Proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its assets;

(vii)	no claim has been made by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax by that jurisdiction;

(viii)	there are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company;

(ix)	the Company has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Applicable Laws to do so;

(x)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company for any taxable period and no request for any such waiver or extension is currently pending;

(xi)	the terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company, on the one hand, and any Person, on the other hand, that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with the Company, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by Applicable Law has been made or obtained in respect of such transactions (or series of transactions);

(xii)	there are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Applicable Law, to the Company;

(xiii)	the Company has not received or claimed any credits, subsidies or refunds of Taxes to which they were not entitled, including any subsidies under section 125.7 of the Tax Act or any other governmental programs related to COVID-19;

(xiv)	the Company Shares are not “taxable Canadian property” within the meaning of the Tax Act;

(ee) Accounts and Notes Receivable and Payable.

(i)	The accounts receivable of the Company reflected on the books and records of the Company (except to the extent of the allowance for doubtful accounts reflected on the Company Financial Statements) represent bona fide and valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Subject to such reserves, each account receivable either has been or are reasonably expected to be collected in full, without any set-off, within ninety (90) days after the day on which it first becomes due and payable. To the knowledge of the Company, there are no material disputes with respect to any of the accounts receivable reflected on the Company Financial Statements that have not been reserved for on the Company Financial Statements.

(ii)	All accounts payable of the Company as of the Closing Date will be reflected in the books and records of the Company. There are no accounts payable of the Company (i) for purchases in material excess of usual requirements, (ii) that did not arise in the Ordinary Course, or (iii) that are materially past due. All accounts payable of the Company are appropriately reserved for and recorded in accordance with IFRS and will be reflected in the Company Financial Statements.

(ff) Disclosure.  The information relating to Company to be supplied by or on behalf of Company for inclusion or incorporation by reference in the F-4 Registration Statement and the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the Purchaser Shareholders, as applicable, or at the time of the Purchaser Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.

4.2	No Survival of Representations and Warranties

The representations and warranties of the Company in this Agreement (including any representations and warranties incorporated herein by reference) or in any other Transaction Document shall not survive the Closing. The Company represents, warrants, acknowledges and agrees that other than as expressly set forth in Article 5 of this Agreement, none of the Purchaser, any of its Affiliates or stockholders or any of their respective Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to the Company, any of its Affiliates or Shareholders or any of their respective Representatives (collectively, “Company Related Person”) or any other person in connection with this Agreement, of the Acquisition or any of the other transactions or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of Purchaser or any of its Affiliates, and no Company Related Person has relied on any information or statements made or provided (or not made or provided) to any Company Related Person other than the representations and warranties of Purchaser expressly set forth in Article 5 of this Agreement.

Article 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1	Representations and Warranties of Purchaser

The Purchaser represents and warrants to the Company as follows, in each case subject to any disclosures set forth in the Purchaser SEC Documents:

(a) Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to own its property and assets as now owned and to conduct its affairs as now conducted. The Purchaser:

(i)	has all Authorizations necessary to conduct its business substantially as now conducted, except where the failure to hold such Authorizations would not individually or in the aggregate be material to the Purchaser; and

(ii)	is duly registered or otherwise authorized and qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Purchaser.

(b) Authorized and Issued Capital.

(i)	The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares, of which 2,047,332 Purchaser Shares are issued and outstanding as of the Execution Date, and an unlimited number of preferred shares, issuable in series, of which no preferred shares are issued and outstanding.

(ii)	All Purchaser Shares have been duly authorized and validly issued, and are fully paid and non-assessable and have not been issued in violation of any pre-emptive rights or in violation of Applicable Laws.

(iii)	There are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Purchaser any of its Subsidiaries, as applicable, to, directly or indirectly, issue or sell any securities of the Purchaser or any of its Subsidiaries, as applicable, or give any Person a right to subscribe for or acquire, any securities of the Purchaser or any of its Subsidiaries.

(iv)	If applicable, the authorized and unissued Purchaser Shares is sufficient to consummate the Acquisition and the other transactions contemplated by this Agreement and a sufficient number of shares of Purchaser Shares have been reserved for issuance to the Shareholders in accordance with the terms of this Agreement, and when issued in accordance with the terms of this Agreement, such Purchaser Shares will have been duly authorized and validly issued as fully paid and non-assessable and will not have been issued in violation of any pre-emptive rights or in violation of Applicable Laws.

(c) Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of, and performance by, the Purchaser of this Agreement, and the consummation of the Acquisition and the other transactions contemplated hereby have been, or will at Closing be, duly authorized by all necessary corporate action on the part of the Purchaser and, subject to obtaining the Purchaser Shareholder Approval, no other corporate actions on the part of each of the Purchaser and Purchaser are necessary to authorize this Agreement or to consummate the Acquisition and the other transactions contemplated hereby.

(d) Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser, enforceable against it in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions.

(e) No Conflict. The execution and delivery of, and the performance by the Purchaser of its obligations under, this Agreement, and subject to the receipt of the Purchaser Shareholder Approval, the completion of the transactions contemplated hereby, and the performance of its obligations hereunder and thereunder, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	constitute or result in a violation or breach of, or conflict with, any of the terms or provisions of its Organizational Documents;

(ii)	except as disclosed in Section 5.1(e) of the Purchaser Disclosure Statement, require any consent or other action by any Person under, constitute or result in a breach or violation of or conflict with, or, with or without notice or lapse of time or both, allow any Person to exercise any rights under any of the terms or provisions of any Material Contracts, licenses, leases or instruments to which the Purchaser or any of its Subsidiaries is a party or pursuant to which any of their respective assets or properties may be affected;

(iii)	except as disclosed in Section 5.1(e) of the Purchaser Disclosure Statement, result in a breach of, or cause the termination or revocation of, any Authorization held by the Purchaser or any of its Subsidiaries, or necessary to the ownership of the Purchaser Shares, or the operation of the businesses of the Purchaser or any of its Subsidiaries; or

(iv)	result in the violation of any Applicable Law,

except as would not, individually or in the aggregate, be material to Purchaser and its Subsidiaries.

(f) U.S. Securities Matters and Financial Statements.

(i)	Purchaser has filed with or furnished to the SEC on a timely basis all required forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed with or furnished to the SEC by Purchaser since January 1, 2024 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Purchaser SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Purchaser SEC Documents complied in all material respects with the applicable requirements of the 1933 Act, the U.S. Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, including, in each case, the rules and regulations promulgated thereunder. None of the Purchaser SEC Documents at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing or, if a registration statement, as amended or supplemented, if applicable, by a filing prior to the date of this Agreement pursuant to the Securities Act, on the date such registration statement or amendment became effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii)	The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Purchaser SEC Documents (A) have been prepared in a manner consistent with the books and records of Purchaser and its Subsidiaries, (B) have been prepared in accordance with IFRS (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) or, in the case of any unaudited portion of such financial statements, except as such unaudited portion of such financial statements may omit footnotes and may be subject to potential year-end adjustments), (C) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (D) fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end adjustments), all in accordance with IFRS and the applicable rules and regulations promulgated by the SEC. Since June 30, 2024, Purchaser has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by IFRS, SEC rule or policy or Applicable Law. The books and records of Purchaser and its Subsidiaries have been maintained in all material respects in accordance with IFRS (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(iii)	The Purchaser has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Purchaser, including its consolidated Subsidiaries, required to be disclosed in Purchaser’s periodic and other reports under the U.S. Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and is made known to Purchaser’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the U.S. Exchange Act. The chief executive officer and chief financial officer of Purchaser have evaluated the effectiveness of Purchaser’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Purchaser SEC Document that is a report on Form 20-F, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(iv)	Purchaser and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with IFRS including policies and procedures that: (A) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Purchaser and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Purchaser and its Subsidiaries are being made only in accordance with appropriate authorizations of the Purchaser’s management and the Purchaser Board; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Purchaser and its Subsidiaries that would materially affect Purchaser’s financial statements. Purchaser has disclosed, based on its most recent evaluation of Purchaser’s internal control over financial reporting prior to the date hereof, to Purchaser’s auditors and audit committee (I) any significant deficiencies and material weaknesses in the design or operation of Purchaser’s internal control over financial reporting which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (II) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of Purchaser’s financial statements or Purchaser’s internal control over financial reporting.

(v)	Except as may have been previously disclosed to the represnetatives of the Company, since June 30, 2024, (i) neither Purchaser nor any of its Subsidiaries nor, to the knowledge of Purchaser, any director, officer, employee, auditor, accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Purchaser or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Purchaser Board or any committee thereof or to any director or officer of Purchaser or any of its Subsidiaries.

(vi)	As of the Execution Date, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Purchaser SEC Documents. Except as may have been previously disclosed to the representatives of the Company, none of the Purchaser SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. Purchaser has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Purchaser and any of its Subsidiaries, on the other hand, occurring since January 1, 2024 through the date of this Agreement.

(vii)	Neither Purchaser nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Purchaser and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the U.S. Exchange Act)).

(viii)	Purchaser is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002 and (ii) the rules and regulations of NASDAQ, in each case, that are applicable to Purchaser.

(ix)	No Subsidiary of Purchaser is required to file any form, report, schedule, statement or other document with the SEC.

(g) Compliance with Laws. The Purchaser and its Subsidiaries are in compliance in all material respects with Applicable Laws. Since January 1, 2024, neither the Purchaser nor any of its Subsidiaries is or has been under any investigation with respect to, is or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Applicable Law or disqualification by a Governmental Authority.

(h) Governmental Authorization.  The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Acquisition and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Authority by the Purchaser or any of its Subsidiaries other than filings with the Securities Authorities and NASDAQ.

(i) Shareholders’ and Similar Agreements.  Except as disclosed in the Purchaser Disclosure Statement and in the Purchaser SEC Documents, the Purchaser is not subject to, or affected by, any unanimous shareholders agreement and is not a party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of the securities of the Purchaser or of any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchaser or in any of its Subsidiaries.

(j) Subsidiaries and Affiliates.

(i)	Other than those Subsidiaries and other Affiliates disclosed in the Purchaser SEC Documents, the Purchaser has no Subsidiaries or other Affiliates.

(ii)	Each Purchaser Subsidiary is a corporation, partnership, trust, limited liability company or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Purchaser.

(iii)	The Purchaser is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each Purchaser Subsidiary, free and clear of any Liens. All such common shares or other equity interests so owned by the Purchaser have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights or in violation of Applicable Laws.

(k) Auditors. The audited Purchaser Financial Statements have been audited by GreenGrowth CPAs, an independent registered public accounting firm, in accordance with IFRS as required by applicable Securities Laws.

(l) No Undisclosed Liabilities.  Except disclosed in the Purchaser Disclosure Statement, none of the Purchaser or any of its Subsidiaries have any Liability, whether accrued, absolute, contingent or otherwise, not reflected in the Purchaser Financial Statements, except Liabilities (i) incurred pursuant to this Agreement or the Transaction, (ii) incurred since June 30, 2024, in the Ordinary Course consistent with past practices and that would not be, individually or in the aggregate, material to the Purchaser or (iii) disclosed in the Purchaser SEC Documents. An itemized list setting forth the principal amount of all indebtedness for borrowed money of the Purchaser and any of its Subsidiaries (and all accrued interest thereon) as of the Execution Date, including capital leases, is disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents.

(m) Absence of Certain Changes or Events.  Since June 30, 2024, other than the transactions contemplated in this Agreement and as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents, the business of the Purchaser and its Subsidiaries has been conducted in the Ordinary Course and there has not been any event, circumstance or occurrence which has had or would be reasonably expected to be, individually or in the aggregate, material to the Purchaser.1

(n) Ordinary Course. Since June 30, 2024, other than the transactions contemplated in this Agreement or as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents:

(i)	the Purchaser and its Subsidiaries have conducted their respective businesses only in the Ordinary Course;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), which has been, or is reasonably likely to be material to the Purchaser, has been incurred by the Purchaser and its Subsidiaries;

(iii)	there has not been any change in the accounting practices used by the Purchaser and its Subsidiaries;

[1]	Akanda - Purchaser Disclosure Schedule to update status of Canmart

(iv)	except for Ordinary Course adjustments to employee compensation (other than directors or officers), there has not been any increase in the salary, bonus, or other remuneration payable to any employees of any of the Purchaser and its Subsidiaries;

(v)	there has not been any redemption, repurchase or other acquisition of Purchaser Shares by the Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Purchaser Shares;

(vi)	there has not been a material change in the level of accounts receivable or payable, inventories or employees of the Purchaser and its Subsidiaries, other than those changes in the Ordinary Course;

(vii)	neither the Purchaser nor any Purchaser Subsidiary has entered into, or amended, any Material Contract other than in the Ordinary Course;

(viii)	there has not been any satisfaction or settlement of any material claims or material liabilities of the Purchaser or its Subsidiaries that were not reflected in the Purchaser Financial Statements, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(ix)	except for Ordinary Course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or directors of the Purchaser or its Subsidiaries or, any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Purchaser or any Purchaser Subsidiary.

(o) Related Party Transactions.  Except as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents, neither the Purchaser nor any Purchaser Subsidiary is indebted to any director, officer, employee or agent of, or independent contractor to, the Purchaser or any Purchaser Subsidiary (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Except as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents, there are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Purchaser or any Purchaser Subsidiary.

(p) Authorizations and Licenses.

(i)	The Purchaser and its Subsidiaries own, possess or have obtained all Authorizations that are required by Applicable Laws in connection with the operation of the business of the Purchaser and its Subsidiaries as presently or previously conducted, or in connection with the ownership, operation or use of the assets of the Purchaser and its Subsidiaries.

(ii)	The Purchaser and its Subsidiaries lawfully hold, own or use, and have complied with, all such Authorizations. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course.

(iii)	No Proceeding is pending in respect of or regarding any such Authorization and neither the Purchaser and its Subsidiaries nor, to the knowledge of the Purchaser, any of their respective officers or directors has received written notice of revocation, non-renewal or material amendments of any such Authorization, or written notice of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(q) Finders’ Fees. No investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Purchaser or any of its Subsidiaries, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Purchaser or any of its Subsidiaries, or any of their respective officers, directors or employees, in connection with the Agreement.

(r) Purchaser Board Approval. The Purchaser Board, after consultation with its financial and legal advisors, has (i) determined that the Acquisition, this Agreement the issuance of the Payment Shares are fair to the Purchaser Shareholders and in the best interests of the Purchaser and its Subsidiaries and the Purchaser Shareholders; (ii) resolved to recommend that the Purchaser Shareholders vote in favor of the Purchaser Shareholder Approval Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Purchaser of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations (the “Purchaser Board Approval”).

(s) Material Contracts.

(i)	The Purchaser Disclosure Statement and the Purchaser SEC Documents set out in the aggregate a complete and accurate list of all Material Contracts of the Purchaser and its Subsidiaries. True and complete copies of the Material Contracts of the Purchaser and its Subsidiaries have been Made Available to the Company and no such Contract has been modified, rescinded or terminated.

(ii)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Purchaser and its Subsidiaries, as applicable, in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(iii)	Each of the Purchaser and its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the Purchaser nor its Subsidiaries is in breach or default under any Material Contract, nor does the Purchaser have knowledge of any condition that, with the passage of time or the giving of notice or both, would result in such a breach or default.

(iv)	None of the Purchaser or its Subsidiaries has received any written notice, that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or its Subsidiaries, as applicable, and, to the knowledge of the Purchaser, no such action has been threatened.

(t) Real Property. Except as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents:

(i)	the Purchaser and its Subsidiaries, as applicable, have valid, good and marketable title to all of the real or immovable property owned by the Purchaser and its Subsidiaries, as applicable (the “Purchaser Owned Properties”), free and clear of any Liens, except for Permitted Liens, and there are no outstanding options or rights of first refusal to purchase the Purchaser Owned Properties, or any portion thereof or interest therein;

(ii)	each lease, sublease, license or occupancy agreement (in each case, together with any amendments, supplements, notices and ancillary agreements thereto) for real or immovable property leased, subleased, licensed or occupied by the Purchaser and its Subsidiaries, as applicable (the “Purchaser Leased Properties”), is valid, legally binding and enforceable against the Purchaser and its Subsidiaries, as applicable, in accordance with its terms and in full force and effect, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been Made Available to the Company, and none of the Purchaser and its Subsidiaries, as applicable, is in breach of, or default under, such lease, sublease, license or occupancy agreement, and, to the knowledge of the Purchaser, no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default the Purchaser and its Subsidiaries, as applicable, or permit termination, modification or acceleration by any third party thereunder;

(iii)	no third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof; and

(iv)	none of the leases, subleases, licenses or occupancy agreements has been assigned by the Purchaser and its Subsidiaries, as applicable, in favor of any Person or sublet or sublicensed.

(u) Personal Property; Condition of Personal Property. The Purchaser and its Subsidiaries, as applicable, have good title to all material personal or movable property of any kind or nature which the Purchaser and its Subsidiaries, as applicable, purport to own, free and clear of all Liens (other than Permitted Liens). The Purchaser and its Subsidiaries, as applicable, as lessee, have the right under valid and subsisting leases to use, possess and control all personal or movable property leased by, and material to, the Purchaser and its Subsidiaries, as applicable, as used, possessed and controlled by the Purchaser and its Subsidiaries, as applicable. All real and tangible personal property of the Purchaser and its Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(v) Intellectual Property. Except as would not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Purchaser: (i) the Purchaser and its Subsidiaries, as applicable, own all right, title and interest, or have valid licenses (and are not in material breach of such licenses), in and to all Intellectual Property that is material to the conduct of the business, as presently conducted, of the Purchaser and its Subsidiaries, as applicable (collectively, the “Purchaser Intellectual Property Rights”); (ii) all such Purchaser Intellectual Property Rights that are owned by or licensed to the Purchaser and its Subsidiaries, as applicable, are sufficient, in all material respects, for conducting the business, as presently conducted, of the Purchaser and its Subsidiaries, as applicable; (iii) to the knowledge of the Purchaser, all Purchaser Intellectual Property Rights owned or leased by the Purchaser and its Subsidiaries, as applicable, are valid and enforceable, and, to the knowledge of the Purchaser, the carrying on of the business of the Purchaser and its Subsidiaries, as applicable, and the use by the Purchaser and its Subsidiaries, as applicable, of any of the Purchaser Intellectual Property Rights or Purchaser Technology (as defined below) owned by or licensed to the Purchaser and its Subsidiaries, as applicable, does not breach, violate, infringe or interfere with any rights of any other Person; (iv) to the knowledge of the Purchaser, no third party is infringing upon the Purchaser Intellectual Property Rights owned or licensed by the Purchaser and its Subsidiaries, as applicable, and no Proceeding is currently pending or threatened with respect to the foregoing;; (v) all computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Purchaser and its Subsidiaries, as applicable (collectively, the “Purchaser Technology”), are sufficient, in all material respects, for conducting the business, as presently conducted, of the Purchaser and its Subsidiaries, as applicable; and (vi) the Purchaser and its Subsidiaries, as applicable own, or have validly licensed or leased (and are not in material breach of such licenses or leases), such Purchaser Technology.

(w) Restrictions on Conduct of Business.  Neither the Purchaser nor its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Purchaser and its Subsidiaries are conducted; (ii) limit any business practice of the Purchaser and its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by the Purchaser and its Subsidiaries in any material respect. Neither the Purchaser and its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Purchaser, or that would or would be reasonably expected to prevent or delay the consummation of the Acquisition or the transactions contemplated hereby.

(x) Litigation.  Except as set out in the Purchaser Disclosure Statement or in the Purchaser SEC Documents, there are no Proceedings pending, or, to the knowledge of the Purchaser threatened, against or relating to the Purchaser and its Subsidiaries, the business of the Purchaser and its Subsidiaries or affecting any of their respective current or former properties or assets by or before any Governmental Authority that, if determined adverse to the interests of the Purchaser and its Subsidiaries, could potentially result in criminal sanction, or would be reasonably expected to prevent or delay the consummation of the Acquisition or the transactions contemplated hereby, or would, or would be reasonably expected to, materially affect the Purchaser’s ability to own or operate the business of the Purchaser and its Subsidiaries, nor, to the knowledge of the Purchaser, are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding. There is no bankruptcy, liquidation, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or its Subsidiaries before any Governmental Authority.

(y) Corrupt Practices Legislation. Neither the Purchaser and its Subsidiaries nor any of their respective officers, directors or employees acting on behalf of any of them, has taken, committed to take or been alleged to have taken any action which would cause the Purchaser or any of its Subsidiaries to be in violation of 18 U.S. Code §201, the Foreign Corrupt Practices Act, or any other applicable anti-bribery, anti-money laundering, anti-bribery or anti-corruption laws or any law of similar or any law of similar effect of any other jurisdiction, and to the knowledge of the Purchaser, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of the Purchaser and its Subsidiaries.

(z) Taxes. The Purchaser and its Subsidiaries have Made Available to the Company true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired. Except as disclosed in the Purchaser Disclosure Statement or the Purchaser SEC Documents:

(i)	the Purchaser and its Subsidiaries have duly and timely filed all Tax Returns required to be filed by them prior to the Execution Date and all such Tax Returns are complete and correct in all material respects;

(ii)	the Purchaser and its Subsidiaries have paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the Execution Date, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Purchaser Financial Statements;

(iii)	the Purchaser and its Subsidiaries have provided adequate accruals in accordance with IFRS in the Purchaser Financial Statements for any Taxes of the Purchaser, Purchaser and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns;

(iv)	since June 30, 2024, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued by the Purchaser and its Subsidiaries, other than in the Ordinary Course;

(v)	none of the Purchaser and its Subsidiaries has received a Tax refund to which it was not entitled;

(vi)	no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Purchaser and its Subsidiaries, and neither the Purchaser and its Subsidiaries are a party to any Proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Purchaser, threatened against the Purchaser and its Subsidiaries or any of their respective assets;

(vii)	no claim has been made by any Governmental Authority in a jurisdiction where the Purchaser and its Subsidiaries do not file Tax Returns that the Purchaser and its Subsidiaries are or may be subject to Tax by that jurisdiction;

(viii)	there are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Purchaser and its Subsidiaries;

(ix)	the Purchaser and its Subsidiaries have withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Applicable Law to do so;

(x)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of Taxes due from the Purchaser and its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(xi)	no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by the Purchaser and its Subsidiaries with any taxing authority or issued by any taxing authority to the Purchaser and its Subsidiaries;

(xii)	there are no outstanding rulings of, or request for rulings with, any Governmental Authority addressed to the Purchaser and its Subsidiaries that are, or if issued would be, binding on the Purchaser and its Subsidiaries;

(xiii)	none of the Purchaser or its Subsidiaries is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the Ordinary Course);

(aa) Insurance. A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Purchaser and its Subsidiaries has been Made Available to the Company. To the knowledge of the Purchaser, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Purchaser and its Subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Purchaser or its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(bb) Disclosure.  The information relating to the Purchaser and its Subsidiaries to be supplied by or on behalf of the Purchaser for inclusion or incorporation by reference in the F-4 Registration Statement and the Proxy Statement will not, on the date filed with the SEC or the date it is first mailed to the Purchaser Shareholders, as applicable, or at the time of the Purchaser Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made.  The F-4 Registration Statement and the Proxy Statement will comply in all material respects as to form with the requirements of the U.S. Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, no representation is made by the Purchaser with respect to the information that has been or will be supplied by the Company or any of its Representatives for inclusion in the F-4 Registration Statement and the Proxy Statement.

5.2	No Survival of Representations and Warranties

The representations and warranties of the Company in this Agreement (including any representations and warranties incorporated herein by reference) or in any other Transaction Document shall not survive the Closing. Purchaser represents, warrants, acknowledges and agrees that other than as expressly set forth in Article 4 and 6 of this Agreement, none of the Company, any of its Affiliates or Shareholders, and or any of their Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or Made Available to the Purchaser or any of its Subsidiaries, Affiliates or shareholders or any of their respective Representatives (collectively, “Purchaser Related Persons”) or any other person in connection with this Agreement, the Acquisition, the Transaction or any of the other transactions or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of the Company or any of its Affiliates, and no Purchaser Related Person has relied on any information or statements made or provided (or not made or provided) to any Purchaser Related Person other than the representations and warranties of the Company and Shareholders expressly set forth in Article 4 and 6 of this Agreement.

Article 6
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

6.1	Representations and Warranties of the Shareholders

Each of the Shareholders, on its own behalf, hereby severally (and, for greater certainty, not jointly with any other Shareholder) represents and warrants to Purchaser as follows and acknowledges that Purchaser is relying on such representations and warranties in connection with the transactions contemplated herein:

(a) if the Shareholder is not an individual, it is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, or if the Shareholder is an individual, it is of full age of majority;

(b) if the Shareholder is an individual, it has the legal authority and capacity and has taken all necessary action and has obtained all necessary approvals to enter into and execute this Agreement and to carry out its obligations hereunder;

(c) if the Shareholder is not an individual, the Shareholder is validly existing under the laws of its jurisdiction of organization and has the corporate or other power to enter into this Agreement and any other agreement to which it is, or is to become, a party to pursuant to the terms hereof and to perform its obligations hereunder and thereunder;

(d) this Agreement has been, and each additional agreement or instrument required to be delivered pursuant to this Agreement will be prior to the Closing Time, duly authorized, executed and delivered by the Shareholder and each is, or will be at the Closing Time, a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that the enforcement may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ right generally, by equitable remedies and by rights of indemnity, contribution and waiver of contribution;

(e) the execution and delivery of this Agreement does not, and the consummation of the Transaction will not violate any provision of any applicable law or regulation or any judicial or administrative order, award, judgment or decree applicable to the Shareholder;

(f) the Shareholder is the registered and beneficial owner of that number of Company Shares set forth opposite the Shareholder’s name in Schedule “A” (such Company Shares comprising part of the Purchased Shares), free and clear of all Liens, charges, mortgages, security interests, pledges, demands, claims and other encumbrances of any nature whatsoever;

(g) as of the date hereof, the Shareholder is neither the registered nor beneficial owner of any common shares in the capital of the Purchaser;

(h) except for the Purchaser’s rights hereunder, no person has any agreement or option or any right or privilege capable of becoming an agreement for the purchase of the voting shares of the Company held or beneficially owned by the Shareholder and none of such shares are subject to any voting trust, shareholders agreement, voting agreement or other agreement with respect to the disposition or enjoyment of any rights of such shares;

(i) no consent, approval, order or authorization of, or registration or declaration with, any applicable Governmental Authority with jurisdiction over the Shareholder is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the Transaction, except for those consents, orders, authorizations, declarations, registrations or approvals which are contemplated by this Agreement or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained, would not prevent or materially delay the consummation of the Transaction or otherwise prevent the Shareholder from performing its obligations under this Agreement;

(j) except for the Non-Resident Shareholders, the Shareholder is not a “non resident” of Canada within the meaning of the Tax Act;

(k) Non-Resident Shareholders represent, warrant and/or acknowledge, as applicable, that:

(i)	the Payment Shares issuable hereunder have not been and will not be registered under the securities laws of any foreign jurisdiction and that the issuance of the Payment Shares pursuant to the terms of this Agreement is being made in reliance on applicable exemptions; and

(ii)	the receipt of the Payment Shares by Non-Resident Shareholders does not contravene any of the applicable securities legislation in the jurisdiction in which it is resident and does not trigger: (i) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such transfer; and (ii) any registration or other obligation on the part of Purchaser;

(l) The Shareholder, if receiving Payment Shares, acknowledges:

(i)	the Purchaser is not a “reporting issuer” or the equivalent in any jurisdiction of Canada and, accordingly, the Payment Shares will be subject to an indefinite hold period under applicable Securities Laws of Canada;

(ii)	the Purchaser Shares are not listed on any stock exchange in Canada and no public market exists for such shares in Canada;

(iii)	The first trade in the Payment Shares, other than a trade that is otherwise exempt from the prospectus requirements of applicable Securities Laws of Canada, will be a distribution and subject to the prospectus requirements of applicable Securities Laws of Canada unless:

(A)	The Purchaser is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade.

(B)	The trade in Payment Shares is not a control distribution.

(C)	No unusual effort is made to prepare the market or to create a demand for the Payment Shares that is the subject of the trade.

(D)	No extraordinary commission or consideration is paid to a person or company in respect of the trade.

(E)	If the selling security holder is an insider or officer of the Purchaser, the selling security holder has no reasonable grounds to believe that the Purchaser is in default of applicable Securities Laws of Canada.

(m) to the knowledge of the Shareholder, no representation or warranty of the Shareholder contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading; and

(n) the Shareholder has not authorized any person to act as broker or finder or in any other similar capacity in connection with the transactions contemplated by this Agreement, that in any manner may or will impose liability on the Company or the Purchaser.

(o) The Shareholder is either (i) an Accredited Investor, within the meaning of SEC Rule 501 of Regulation D promulgated under the 1933 Act or (ii) a Non-U.S. Person, and in either case has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of acquiring Purchaser Shares, and all information that the Shareholder has provided concerning the Shareholder, the Shareholder’s financial position and knowledge of financial and business matters is true, correct and complete. The Shareholder acknowledges and understands that the Purchaser will rely on the information provided by the Subscriber in this Agreement for purposes of complying with United States federal and applicable state securities laws.

(p) The Shareholder understands that the Purchaser Shares cannot be sold, assigned, transferred, exchanged, hypothecated or pledged, or otherwise disposed of or encumbered except in accordance with the 1933 Act and the U.S. Exchange Act and any other applicable laws, and that there may not be a market for the resale of any such securities. In addition, the Shareholder understands that the Purchaser Shares have not been registered under the Securities Act, or under any applicable state securities or blue sky laws or the laws of any other jurisdiction, and cannot be resold unless they are so registered or unless an exemption from registration is available.

(q) The Shareholder maintains the Shareholder’s domicile, and is not merely a transient or temporary resident, at the residence address shown on Schedule A hereto.

(r) The Shareholder: (i) is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the Shareholder is resident (the “Jurisdiction”) which would apply to the acquisition of the Purchaser Shares; (ii) is purchasing the Purchaser Shares pursuant to exemptions from prospectus or equivalent requirements under applicable United States securities laws or, if such is not applicable, the Shareholder is permitted to purchase the Purchaser Shares under the applicable securities laws of the securities regulators in the Jurisdiction without the need to rely on any exemptions; (iii) acknowledges that the applicable securities laws of the authorities in the Jurisdiction do not require the Shareholder to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the Jurisdiction in connection with the issue and sale or resale of any of the Purchaser Shares; and (iv) represents and warrants that, except as cotemplated herein, the acquisition of the Purchaser Shares by the Shareholder does not trigger (A) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the Jurisdiction or (B) any continuous disclosure reporting obligation of the Purchaser Company in the Jurisdiction, and the Shareholder will, if requested by the Purchaser, deliver to the Purchaser a certificate or opinion of local counsel from the Jurisdiction which will confirm the matters referred to herein to the satisfaction of the Purchaser.

(s) In the event the Shareholder is Non-U.S. Person, the Shareholder (i) will not, during the period commencing on the date of issuance of the Purchaser Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S promulgated under the 1933 Act or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Purchaser Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S promulgated under the 1933 Act; (ii) acknowledges and agrees that all offers and sales of the Purchaser Shares prior to the expiration of the Restricted Period shall be made only in accordance with Regulation S promulgated under the 1933 Act, pursuant to registration of the Purchaser Shares under the 1933 Act, or pursuant to an available exemption from the registration requirements under the 1933 Act; (iii) represents and warrants that it was not engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Purchaser Shares, including, without limitation, any put, call or other option transaction, option writing or equity swap, except as in compliance with the 1933 Act; (iv) represents, warrants and covenants that neither the Shareholder nor or any Person acting on the Shareholder’s behalf has engaged, nor will engage, in any directed selling efforts in the United States or to a U.S. Person with respect to the Purchaser Shares and the Shareholder and any Person acting on the Shareholder’s behalf have complied and will comply with the “offering restrictions” requirements of Regulation S promulgated under the 1933 Act; and (v) represents and warrants that the transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the 1933 Act.

6.2	No Survival of Representations and Warranties

The representations and warranties of the Shareholders in this Agreement (including any representations and warranties incorporated herein by reference) or in any other Transaction Document shall survive one year following Closing. The Shareholders represent, warrant, acknowledge and agree that other than as expressly set forth in Article 5 of this Agreement, none of the Purchaser, any of its Affiliates or stockholders or any of their respective Representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to the Shareholders or their Representatives or any other person in connection with this Agreement, of the Acquisition or any of the other transactions or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of Purchaser or any of its Affiliates, and no Shareholder or their Representative has relied on any information or statements made or provided (or not made or provided) to any Shareholder or their Representative other than the representations and warranties of Purchaser expressly set forth in Article 5 of this Agreement.

Article 7
EXCLUSIVITY AND ACCESS

7.1	Obligations of Company and Shareholders

Prior to the End Date, or the earlier termination of this Agreement, neither the Company nor the Shareholders shall, directly or indirectly, through any Representatives, negotiate or deal with any party other than with the Purchaser relating to (i) an Alternative Transaction, or (ii) the sale or disposition of any part of the outstanding shares or assets of Company, or solicit enquiries or provide information with respect to same, provided that nothing herein shall prevent the board of directors of Company from responding to an unsolicited offer in accordance with their fiduciary duties as directors.

7.2	Obligations of Purchaser

Prior to the End Date, or the earlier termination of this Agreement, Purchaser shall not, directly or indirectly, negotiate or deal with any party other than Company relating to an Alternative Transaction involving Purchaser or the acquisition by Purchaser of all or any part of the outstanding shares or assets or property of any other person, or solicit enquiries or provide information with respect to same, provided that nothing herein shall prevent the board of directors of Purchaser from responding to an unsolicited offer in accordance with their fiduciary duties as directors.

7.3	Breach by Representatives

Without limiting the generality of the foregoing, the Company, Purchaser, and Shareholders, as the case may be, shall advise their respective Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by the Company, Purchaser and Shareholders or their respective Representatives is deemed to be a breach of this Article 7 by the Company, Purchaser and Shareholders, as the case may be.

Article 8
OTHER COVENANTS

8.1	Public Communications

The Purchaser and the Company shall cooperate in the preparation of presentations, if any, to the Company Shareholders and the Purchaser Shareholders regarding the Acquisition, all in accordance with Applicable Law. The Purchaser and the Company must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Acquisition without the consent of the other (which consent shall not be unreasonably withheld or delayed), and neither the Purchaser nor the Company may make any filing with any Governmental Authority with respect to this Agreement or the Acquisition without the consent of the other (which consent shall not be unreasonably withheld or delayed); provided that the Purchaser or the Company, in the reasonable opinion of its outside legal counsel, is required to make disclosure by Applicable Law may make such disclosure provided it shall use its commercially efforts to give the other prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

8.2	Covenants of the Company Regarding the Conduct of Business

(a) The Company covenants and agrees that, subject to Applicable Law, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement or required by Applicable Law, the Company shall conduct its business in the Ordinary Course and in accordance with Applicable Law.

(b) Without limiting the generality of Section 8.2(a), subject to Applicable Law, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement, the Company shall use its commercially reasonable efforts to maintain and preserve intact the current business organization, assets, properties and business of the Company maintain in effect all Authorizations of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, employees, suppliers, customers, creditors and all other Persons having business relationships with the Company and, except with the prior written consent of the Purchaser, the Company shall not directly or indirectly:

(i)	make any change in its Organizational Documents;

(ii)	split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Company Shares or any other shares of the Company;

(iv)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company;

(v)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses of any other Person (other than pursuant to the transactions contemplated by this Agreement);

(vi)	reorganize, amalgamate, combine or merge the Company with any other Person (other than pursuant to the transactions contemplated by this Agreement);

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company;

(viii)	sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber (other than Permitted Liens) or otherwise dispose of or transfer any assets of the Company or any interest in any assets of the Company, other than the sale of inventory in the Ordinary Course;

(ix)	make any capital expenditure or similar commitments, other than in the Ordinary Course;

(x)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(xi)	prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, other than in the Ordinary Course; provided that any indebtedness created, incurred, refinanced, assumed or for which the Company becomes liable in accordance with the any of the foregoing shall be prepayable at the Closing Time without premium, penalty or other incremental costs (including breakage costs);

(xii)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xiii)	make any bonus or profit sharing distribution or similar payment of any kind;

(xiv)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees;

(xv)	make any change in the Company’s methods of accounting;

(xvi)	make any Tax election, information schedule, return or designation, except as required by Applicable Law and this Agreement and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Authority with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Applicable Law;

(xvii)	create, enter into or increase any severance, change of control or termination pay to (or amend any similar existing arrangement with) any Company Employee, director or executive officer of the Company or change the benefits payable under any existing severance or termination pay policies with any Company Employee, director or executive officer of the Company;

(xviii)	except as required by Applicable Law: (A) adopt, enter into or amend any employee plan (other than entering into an employment agreement in the Ordinary Course with a new Company Employee who was not employed by the Company on the date of this Agreement); and (B) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or to any Company Employee;

(xix)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xx)	commence, waive, release, assign, settle or compromise any Proceedings or governmental investigations;

(xxi)	amend, modify, terminate or waive any right under any Material Contract or enter into any Contract or agreement that would be a Material Contract if in effect on the Execution Date;

(xxii)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiii)	in respect of any assets of the Company, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change any existing material: (i) Authorization or (ii) right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

(xxiv)	abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

(xxv)	enter into or amend any Contract with any broker, finder or investment banker (excluding for greater certainty such agreement noted in Section 4.1(q) of the Company Disclosure Statement); or

(xxvi)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

8.3	Covenants of the Company in Connection with the Transaction

The Company shall perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall:

(a) carry out this Agreement in accordance with and subject to the terms hereof, and comply promptly with all requirements imposed by Applicable Law on it with respect to this Agreement or the Acquisition;

(b) use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained under the Material Contracts in connection with the Acquisition or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Acquisition, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c) use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Company relating to the Acquisition;

(d) use commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Acquisition and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Acquisition or this Agreement;

(e) not take any action, or refrain from taking any action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Acquisition or the transactions contemplated by this Agreement;

(f) use all commercially reasonable efforts to, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use its commercially reasonable efforts to obtain and maintain all Regulatory Approvals;

(g) use all commercially reasonable efforts to cooperate with the Purchaser in connection with obtaining any Regulatory Approvals including providing the Purchaser with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Authority;

(h) promptly notify the Purchaser in writing of:

(i)	any Material Adverse Effect with respect to the Company or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Company;

(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Acquisition;

(iii)	any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company as a result of this Agreement or the Acquisition;

(iv)	any notice or other communication from any Governmental Authority in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v)	any filing, actions, suits, claims, investigations or Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its assets or properties;

(i) conduct itself, in all material respects, subject to Applicable Law, so as to keep the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business;

(j) not authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of Company (including those that are convertible or exchangeable into securities of Company), other than as contemplated under this Agreement; and

(k) use commercially reasonable efforts to provide (and use commercially reasonable efforts to cause its Representatives to provide) Purchaser with all cooperation requested by Purchaser that is customary to assist it in connection with the consummation of any equity or convertible or exchangeable security financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company).

8.4	Covenants of the Purchaser Regarding the Conduct of Business

(a) The Purchaser covenants and agree that, subject to Applicable Law, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Company or as required or permitted by this Agreement, the Purchaser shall, and shall cause its Subsidiaries to, conduct their business in the Ordinary Course and in accordance with Applicable Law.

(b) Without limiting the generality of Section 8.4(a), subject to Applicable Law, the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Company or as required or permitted by this Agreement, the Purchaser shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to maintain and preserve intact the current business organization, assets, properties and business of the Purchaser and its Subsidiaries, maintain in effect all material Authorizations of the Purchaser and its Subsidiaries, keep available the services of the present employees and agents of the Purchaser and its Subsidiaries and maintain good relations with, and the goodwill of, employees, suppliers, customers, creditors and all other Persons having business relationships with the Purchaser and its Subsidiaries and, except with the prior written consent of the Company, the Purchaser shall not, directly or indirectly, and shall cause its Subsidiaries not to:

(i)	make any change in its Organizational Documents;

(ii)	split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Purchaser Shares or any other shares of its Subsidiaries;

(iv)	except in connection with an equity or convertible or exchangeable security financing, issue, grant, deliver, sell, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Purchaser or its Subsidiaries;

(v)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses of any other Person (other than pursuant to the transactions contemplated by this Agreement);

(vi)	reorganize, amalgamate, combine or merge the Purchaser or its Subsidiaries with any other Person (other than pursuant to the transactions contemplated by this Agreement);

(vii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser or its Subsidiaries;

(viii)	sell, lease, dispose of, surrender, lose the right to use, license or otherwise dispose of or transfer any assets of the Purchaser or its Subsidiaries or any interest in any assets of the Purchaser or its Subsidiaries, other than in the Ordinary Course;

(ix)	make any capital expenditure or similar commitments, other than in the Ordinary Course;

(x)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(xi)	prepay any long-term indebtedness before its scheduled maturity;

(xii)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xiii)	make any change in the Purchaser's or its Subsidiaries’ methods of accounting (except as required by Applicable Law);

(xiv)	make any material Tax election, information schedule, return or designation, except as required by Applicable Law and this Agreement and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Authority with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Applicable Law;

(xv)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(xvi)	amend or modify or terminate or waive any right under any Material Contract or enter into any Contract or agreement that would be a Material Contract if in effect on the Execution Date;

(xvii)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Purchaser or its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xviii)	in respect of any assets of the Purchaser or its Subsidiaries, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change any existing material: (i) Authorization or (ii) right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

(xix)	abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations; or

(xx)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

8.5	Covenants of the Purchaser in Connection with the Transaction

The Purchaser shall use commercially reasonable efforts to perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Purchaser or any of its Subsidiaries under this Agreement, cooperate with the Company and Shareholders in connection therewith, and do all such other commercially reasonable acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall and, where appropriate, shall cause each of its Subsidiaries to:

(a) carry out in accordance with and subject to the terms of this Agreement and comply promptly as practicable with all requirements imposed by Applicable Law on it with respect to this Agreement or the Acquisition;

(b) use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary or advisable to be obtained under the Material Contracts in connection with the Acquisition or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Acquisition, in each case, on terms that are reasonably satisfactory to the Company, and without paying, and without committing itself or the Company to pay, any consideration or incur any liability or obligation without the prior written consent of the Company;

(c) use its commercially reasonable efforts to effect all reasonably necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Acquisition;

(d) prepare and submit the NASDAQ Listing Application and use commercially reasonably efforts to cause such NASDAQ Listing Application to be conditionally approved prior to the Closing Time;

(e) use its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Acquisition and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Acquisition or this Agreement;

(f) use its commercially reasonable efforts to, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for any Regulatory Approvals and use commercially reasonable efforts to obtain and maintain all Regulatory Approvals;

(g) not take any action, or refrain from taking any action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Acquisition or the transactions contemplated by this Agreement;

(h) use its commercially reasonable efforts to cooperate with the Company in connection with obtaining any Regulatory Approvals including providing the Company with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Authority (provided that, notwithstanding anything to the contrary set forth in this Agreement, the Purchaser is under no obligation to take any steps or actions that would, in their sole discretion, affect the Purchaser’s right to own, use or exploit its business, operations or assets or those of the Company);

(i) solicit proxies to be voted at the Purchaser Meeting in favor of the matters to be considered at such meeting and against any resolution submitted by any Person that is inconsistent with the completion of the Transaction;

(j) promptly notify the Company of:

(i)	any Material Adverse Effect with respect to the Purchaser or any of its Subsidiaries or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect with respect to the Purchaser;

(ii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Acquisition;

(iii)	any notice or other communication from any material supplier, customer or other third party to the effect that such supplier, customer or third party is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Purchaser or any of its Subsidiaries as a result of this Agreement or the Acquisition;

(iv)	any notice or other communication from any Governmental Authority in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(v)	any filing, actions, suits, claims, investigations or Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or its assets or properties;

(k) not to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of Purchaser (including those that are convertible or exchangeable into securities of Purchaser), other than as contemplated under this Agreement; and

(l) conduct itself, in all material respects, subject to Applicable Law, so as to keep the Company fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business.

8.6	Covenants of the Shareholders

Each of the Shareholders covenants and agrees with the Purchaser hereto that, until the earlier of the Closing Date and the date upon which this Agreement is terminated in accordance with Article 10, it will:

(a) in a timely and expeditious manner, provide such information with respect to the Shareholder as the Purchaser and Company may reasonably as may be necessary to comply with Applicable Laws;

(b) neither acquire nor cause to acquire, either directly or indirectly, any common shares in the capital of Purchaser, until the issuance of the Payment Shares issuable hereunder and in connection herewith on the Closing Date;

(c) except for non-substantive communications, and provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver cannot be obtained (provided that in such circumstance the Shareholder will be required to disclose that information has been withheld on this basis), furnish promptly to the Purchaser and the Company a copy of each notice, report, schedule or other document or communication delivered, filed or received by such Shareholder in connection with or related to the Transaction, any filings under applicable laws and any dealings with any Governmental Authority in connection with or in any way affecting, the Transaction as contemplated herein;

(d) use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set forth in this Agreement to the extent the same are within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Transaction, including using commercially reasonable efforts to fulfil all conditions and satisfy all provisions of this Agreement and the Transaction;

(e) subject to applicable laws, not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Transaction;

(f) not encumber in any manner the Purchased Shares and ensure that at the Closing Time the Purchased Shares are free and clear of all Liens, charges, mortgages, security interests, pledges, demands, claims and other encumbrances whatsoever; and

(g) to promptly notify each of the Company and the Purchaser if any representation or warranty made by it in this Agreement ceases to be true and correct in all respects (in the case of any representation or warranty containing any materiality or Material Adverse Effect qualifier) or in all material respects (in the case of any representation or warranty without any materiality or Material Adverse Effect qualifier) and of any failure to comply in any material respect with any of its obligations under this Agreement.

8.7	Actions to Satisfy Conditions

(a) The Company shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the applicable conditions precedent in favor of the Purchaser as set forth in this Agreement.

(b) The Purchaser shall take all such actions as are within its power to control, and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the applicable conditions precedent in favor of the Company as set forth in this Agreement.

8.8	Notice and Cure Provisions

(a) Each Party shall within three (3) Business Days notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Time; or

(ii)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notification provided under this Section 8.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) The Parties may not elect to exercise their right to terminate this Agreement pursuant to Article 10 unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the End Date, the Terminating Party may not exercise such termination right until the earlier of (a) the End Date, and (b) the date that is twenty (20) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

8.9	Access to Information; Confidentiality

(a) From the Execution Date until the earlier of the Closing Time and the termination of this Agreement, subject to compliance with Applicable Laws, each Party will, and will direct its respective Subsidiaries, its Affiliates and its and its Representatives, as applicable, to:

(i)	give the other Party and their respective Representatives reasonable access to the offices, properties, books and records of such Party; and

(ii)	furnish to the other Party and their Representatives such financial and operating data and other information as such Person may reasonably request.

(b) Any investigation pursuant to this Section 8.8 will be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the other Party or any Affiliate thereof, as the case may be.

(c) The Parties acknowledge and agree that information and access furnished pursuant to this Section 8.9 shall be subject to all applicable antitrust and competition laws and pursuant to Section 12.8, which shall continue to apply in full force and effect notwithstanding the execution of this Agreement by the Parties or the announcement of this Agreement.

8.10	Proxy Statement

(a) As promptly as reasonably practicable following the date of this Agreement, the Purchaser shall prepare and file with the SEC a proxy statement to be sent to the stockholders of the Purchaser relating to the meeting of the Purchaser Shareholders and a Registration Statement on Form F-4 (including all amendments thereto, “F-4 Registration Statement”) in connection with the issuance of Purchaser Shares of which such proxy statement may form a part (such proxy statement, whether or not constituting a part thereof, the “Proxy Statement”), and the Company shall, or shall cause its Affiliates to, prepare and file with the SEC all other documents to be filed by the Purchaser with the SEC in connection with the Acquisition, the Stock Consolidation and the other transactions contemplated hereby (the “Other Filings”) as required by the 1933 Act or the U.S. Exchange Act. The Purchaser and the Company shall cooperate with each other in connection with the preparation of the F-4 Registration Statement, the Proxy Statement and any Other Filings. Each Party shall as promptly as reasonably practicable notify the other Party of the receipt of any oral or written comments from the staff of the SEC on the F-4 Registration Statement or any Other Filing. The Purchaser and the Company shall also use their commercially reasonable efforts to satisfy prior to the effective date of the F-4 Registration Statement all applicable Securities Laws or “blue sky” notice requirements in connection with the Acquisition and to consummate the other transactions contemplated hereby.

(b) The Purchaser covenants and agrees that the F-4 Registration Statement and Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will not, at the time that the F-4 Registration Statement and Proxy Statement or any amendment or supplement thereto is filed with the SEC or the Proxy Statement is first mailed to the Purchaser Shareholders, at the time of the Purchaser Meeting and at the Closing Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to the Purchaser for inclusion in the F-4 Registration Statement and Proxy Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, the Purchaser makes no covenant, representation or warranty with respect to statements made in the F-4 Registration Statement or Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by the Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the F-4 Registration Statement and Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Each of the Parties shall use commercially reasonable efforts to cause the F-4 Registration Statement to be declared effective as soon as possible and the Proxy Statement to be mailed to Purchaser Shareholders as promptly as practicable after the SEC declares the F-4 Registration Statement to be effective. Each Party shall promptly furnish to the other Party all information concerning such Party, such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 8.10. If any event relating to the Purchaser or the Company occurs, or if the Purchaser or the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the F-4 Registration Statement and/or Proxy Statement, then the Purchaser or the Company, as applicable, shall promptly inform the other Party thereof and shall cooperate with one another in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Purchaser Shareholders.

(c) The Company shall use its commercially reasonable efforts to cooperate with the Purchaser and provide, and require its Representatives, advisors, accountants and attorneys to provide, the Purchaser and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding the Company that is required by Applicable Law to be included in the F-4 Registration Statement and/or the Proxy Statement or reasonably requested from the Purchaser to be included in the F-4 Registration Statement and/or the Proxy Statement. The information provided by the Company to be included in the F-4 Registration Statement and/or the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Article 9
CONDITIONS

9.1	Mutual Conditions Precedent

The Parties are not required to complete the Acquisition unless each of the following conditions is satisfied at or prior to the Closing, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a) Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(b) Company Board Approval. The Company Board Approval shall have been obtained.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Acquisition will be in effect, nor will any Proceeding brought by any administrative agency or commission or other Governmental Authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending. There will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition, which makes the consummation of the Acquisition illegal.

(d) Regulatory Approvals. Each required Regulatory Approval has been made, given or obtained and each such Regulatory Approval is in force and has not been modified. Any waiting period applicable to the consummation of the Acquisition under any Regulatory Approval will have expired or been terminated.

(e) NASDAQ Listing Application. The NASDAQ Listing Application shall have been approved, if such approval is required to maintain such listing following the consummation of the Acquisition.

(f) F-4 Registration Statement. The F-4 Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order.

(g) Concurrent Financing. The Concurrent Financing shall have been completed.

(h) Conversion of Accrued Interest on Loans. The Company shall have entered into debt settlement agreements with respect to the accrued interest owing to Dunstan Holdings Ltd. (the “Dunstan Loan”) and to Plenary Group (Canada) Finco Inc. (the “Plenary Loan” and with the Dunstan Loan, the “Settled Loans”), whereby:

(i)	Interest on the Settled Loans will be calculated at a rate of 7.5% per annum from the date each loan was advanced to the Company until Closing and such interest will be capitalised into a new loan, being the “Dunstan Interest Loan” and the “Plenary Interest Loan” respectively;

(ii)	A payment of $500,000 will be paid against the Plenary Interest Loan at Closing;

(iii)	the remaining balance of the Plenary Interest Loan and the Dunstan Interest Loan shall be converted into shares of the Purchaser at a conversion price equal to the price per share of the Concurrent Financing.

(i) Convertible Notes. On or immediately prior to the Closing Time, the the Company shall have entered into a debt settlement agreement with respect to the principal amount of $733,900 owed by the Company to Dunstan Holdings Ltd. and with respect to the principal amount of $4,087,300 owed by the Company to Plenary Group (Canada) Finco Inc, whereby the loan balances due will be satisfied by the issue of convertible notes (each, a “Convertible Note”) by the Purchaser. The principal amount of the Convertible Notes will be repaid six years from the date of issuance (the “Maturity Date”), together with accrued and unpaid interest in cash. The Convertible Notes shall bear interest at a rate equal to 7.5% payable semi-annual in arrears on June 30 and December 31 of each year. The Convertible Notes will be convertible into common shares of the Purchaser pursuant to terms agreed upon prior to Closing by the parties hereto and specified in the Convertible Notes.

9.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Acquisition unless each of the following conditions is satisfied at or prior to the Closing, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) Representations and Warranties of the Company. The representations and warranties of the Company set forth in Article 4, qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects as of the Execution Date and the Closing Date as though made on and as of the Execution Date and the Closing Date (as applicable), except to the extent such representations and warranties speak as of another date (in which case, such representations and warranties shall be true and correct as of such date).

(b) Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date.

(c) Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Company that has not been disclosed by the Company prior to the Execution Date.

(d) Representations and Warranties of the Shareholders. The representations and warranties of the Shareholders set forth in Article 6, qualified as to materiality shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects as of the Execution Date and the Closing Date as though made on and as of the Execution Date and the Closing Date (as applicable), except to the extent such representations and warranties speak as of another date (in which case, such representations and warranties shall be true and correct as of such date), and delivery by each Shareholder of the documents described in Section 9.2(k) required to be delivered by such Shareholder shall constitute a reaffirmation and confirmation by such Shareholder of such representations and warranties.

(e) Performance of Covenants by Shareholders. The Shareholders have fulfilled or complied in all material respects with each of the covenants of the Shareholders contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date, and delivery of the documents described in Section 9.2(k) shall constitute confirmation of such compliance and performance.

(f) Certificate. The Company shall have delivered a certificate signed by an executive officer of the Company (without personal liability), in form and substance reasonably satisfactory to the Purchaser, dated as of the Closing Date, to the effect that each of the conditions specified in Section 9.2(a)– (c) have been satisfied in all respects.

(g) Financial Statements. The Company shall have delivered audited financial statements for the Company Financial Statements in accordance with IFRS to the Purchaser as required by the SEC rules, as well as any other financial statements as may be required by the rules and regulations of the 1933 Act and the U.S. Exchange Act.

(h) No Legal Action. There is no Proceeding (whether, for greater certainty, by a Governmental Authority or any other Person), excluding any Proceeding initiated by the Purchaser, pending or threatened in any jurisdiction to:

(i)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(ii)	prohibit, restrict or impose terms or conditions on, the Acquisition, or the ownership or operation by the Purchaser of the business or assets of the Company, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser (or its Subsidiaries) or the Company as a result of the Acquisition; or

(iii)	prevent or materially delay the consummation of the Acquisition, or if the Acquisition were to be consummated, have a Material Adverse Effect with respect to the Company.

(i) Officer’s Certificate. The Purchaser shall have received a certificate in form and substance reasonably satisfactory to the Purchaser executed by an officer of the Company (without personal liability) certifying as to (i) an attached copy of the Company Board Approval and stating that Company Board Approval has not been amended, modified, revoked or rescinded, (ii) the incumbency, authority and specimen signature of each officer of the Company executing this Agreement and (iii) true and complete attached copies of the Organizational Documents of the Company.

(j) Certified Company Securityholder Lists. An officer of the Company will have executed and delivered to Purchaser at least two (2) Business Days prior to the Closing Date a certificate in a form and substance reasonably satisfactory to the Purchaser which sets forth (i) a true and complete list of the Company Shareholders immediately prior to the Closing Time and the number and type of Company Shares and (ii) each Company Shareholders’ pro rata share of the Payment Shares or Cash Payment.

(k) Share Certificates. Each of the Shareholders will cause to be delivered, with respect to each Shareholder, share certificates evidencing the Purchased Shares owned by such Shareholder, duly endorsed in blank for transfer or accompanied by duly executed stock transfer powers.

(l) Certificate of Good Standing. The Company shall have provided the Purchaser a certificate of good standing (or equivalent) from the appropriate Governmental Authority of the jurisdiction of incorporation of the Company.

(m) Consents. Evidence in form and substance reasonably satisfactory to the Purchaser that (i) the Company shall have obtained or made any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) the Company shall have obtained all consents, waivers and approvals in a form and substance reasonably satisfactory to the Purchaser and copies thereof shall have been delivered to the Purchaser.

(n) Fairness Opinion. The Purchaser shall have received a fairness opinion from a reputable valuation firm or investment bank expert in preparing fairness opinions for transactions similar to the transactions contemplated by this Agreement, showing that the Company is valued at a price of at least US$19 million.

9.3	Additional Conditions Precedent to the Obligations of the Company and Shareholders

The Company and Shareholders are not required to complete the Acquisition unless each of the following conditions is satisfied on or before the Closing Time, which conditions are for the exclusive benefit of the Company and Shareholders and may only be waived, in whole or in part, by the Company and Shareholders, acting severally, in their sole discretion:

(a) Representations and Warranties. The representations and warranties of the Purchaser set forth in Article 5 shall be true and correct as of the Execution Date and the Closing Date as though made on and as of the Execution Date and the Closing Date (as applicable), except to the extent such representations and warranties speak as of another date (in which case, such representations and warranties shall be true and correct as of such date), and the Purchaser has delivered a certificate confirming same to the Company, executed by an officer of the Purchaser (without personal liability) addressed to the Company and dated as of the Closing Date.

(b) Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing Date, and has delivered a certificate confirming same to the Company, executed by an officer of the Purchaser (without personal liability) addressed to the Company and dated as of the Closing Date.

(c) Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect with respect to the Purchaser that has not been disclosed by the Purchaser prior to the Execution Date.

(d) Certificate. The Purchaser shall have delivered a certificate signed by an executive officer of the Purchaser (without personal liability), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that each of the conditions specified in Section 9.3(a) – (c) have been satisfied in all respects.

(e) Consents. Evidence in form and substance reasonably satisfactory to the Company that the Purchaser (i) shall have obtained or made any consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and (ii) shall have obtained all consents, waivers and approvals in a form and substance reasonably satisfactory to the Company and copies thereof shall have been delivered to the Company.

(f) Officer’s Certificate. The Company shall have received a certificate executed by an officer of the Purchaser (without personal liability) certifying as to (i) an attached copy of each of the Purchaser Shareholder Approval Resolution and the Purchaser Board Approval and stating neither the Purchaser Shareholder Approval Resolution nor the Purchaser Board Approval has been amended, modified, revoked or rescinded, (ii) the incumbency, authority and specimen signature of each officer of the Purchaser executing this Agreement and (iii) true and complete attached copies of the Organizational Documents of the Purchaser.

(g) Certificate of Good Standing. The Purchaser shall have provided the Company a certificate of good standing (or equivalent) from the appropriate Governmental Authority of the jurisdiction of incorporation or formation of the Purchaser.

(h) Form 6-K. The Purchaser shall have prepared a Form 6-K as required by the SEC rules and regulations, in a form and substance reasonably satisfactory to the Company.

(i) Directors and Officers. Each of the directors and officers of the Purchaser that are not remaining pursuant to Section 3.3 will have tendered their resignations and provided mutual releases in form and substance acceptable to the Company, acting reasonably, and the board of directors of the Purchaser, subject to the approval of the Exchange, will have been reconstituted as set forth in Section 3.3.

(j) Promissory Note. The Purchaser shall have executed and delivered the Promissory Note evidencing the Cash Payment.

9.4	Satisfaction of Conditions

The conditions precedent set out in this Article 9 are inserted for the benefit of the respective Parties. Any Party may refuse to proceed with the Closing if the conditions precedent inserted for its benefit are not fulfilled to its reasonable satisfaction at or prior to the Closing, and it will incur no liability to any other Party by reason of such refusal.

9.5	Right of Waiver

The conditions precedent set out in this Article 9 may be waived in whole or in part by the Party for whose benefit they are inserted, in such Party’s absolute discretion. No such waiver will be of any effect unless it is in writing signed by the Party granting the waiver or if such Party determines to proceed with the Closing.

Article 10
TERM AND TERMINATION

10.1	Term

This Agreement shall be effective from the Execution Date until the earlier of the Closing Time and the termination of this Agreement in accordance with its terms.

10.2	Termination

This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Purchaser and the Company, on its own behalf and on behalf of the Shareholders;

(b) by either the Purchaser or Company if the Closing shall not have been consummated on or prior to the End Date, without liability to the Terminating Party on account of such termination; provided that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to a party whose material breach or violation of any representation, warranty, covenant, obligation or agreement under this Agreement has been the cause of or has resulted in the failure of the Closing to occur on or before such date;

(c) by the Purchaser, if there has been a material breach by the Company or the Shareholders of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Article 9 which the Company or the Shareholders, as applicable, fails to cure pursuant to Section 8.8(c);

(d) by the Company, if there has been a material breach by the Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Article 9 which the Purchaser fails to cure pursuant to Section 8.8(c); and

(e) by any Party, if any permanent injunction or other order of a court or other competent authority preventing the Closing shall have become final and non-appealable; provided, however, that no Party shall be entitled to terminate this Agreement if such Party’s material breach of this Agreement or any of the documents contemplated hereby has resulted in such permanent injunction or order.

(f) Nothing in this Section 10.1 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by the other Party as a result of fraud or an intentional or wilful breach of this Agreement by such Party. Nothing in this Section 10.1 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by the other Party as a result of fraud or an intentional or wilful breach of this Agreement by such Party.

(g) Notwithstanding any provision in this Section 10.2, upon termination of this Agreement for any reason, the Loans shall be deemed immediately repayable and the Company shall repay to the Purchaser the full amount of the Loans.

10.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 10.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except (a) as set forth in Section 12.6, and (b) provided further that no Party shall be relieved of any liability for any fraud or willful breach by it of this Agreement. No termination of this Agreement will affect the obligations pursuant to this Section 10.3, Article 12 (other than Section 12.6) and the defined terms used in such Section and Article set forth or referenced in Section 1.1 hereof, survive termination of this Agreement in accordance with their respective terms.

Article 11
POST-CLOSING MATTERS

11.1	Following Closing, the Purchaser agrees to use commercially reasonable efforts to raise additional funds of at least $4,000,000 and a maximum of $10,000,0000 compromising of: (i) a debt or equity financing by the Purchaser of at least $2,000,000 and a maximum $5,000,000 within four (4) months of the Closing Date; and (ii) a subsequent debt or equity financing to raise an additional amount of at least $2,000,000 and a maximum of $5,000,000 within seven (7) months of the Closing Date, of which the type of securities offered and offering price will be determined in the context of the market by the Purchaser.

Article 12
GENERAL PROVISIONS

12.1	Amendments

This Agreement and the Acquisition may, at any time and from time to time but no later than the Closing Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) modify any mutual conditions contained in this Agreement.

12.2	Notices

Any notice, direction or other communication regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, or electronic mail and addressed:

(a)	To the Purchaser at:

Akanda Corp.

1a, 1b Learoyd Road

New Romney, TN28 8XU

United Kingdom

Attention: Katharyn Field, CEO

Email: katie@akandacorp.com

with copies to:

Gowling WLG (Canada) LLP

100 King Street West, Suite 1600

Toronto, ON M5X 1G5

Attention: Sharagim Habibi

E-Mail: sharagim.habibi@gowlingwlg.com

with copies to:

Ruskin Moscou Faltischek PC

1425 RXR Plaza

East Tower, 15th Floor

Uniondale, NY 11556

Attention: Stephen E. Fox, Esq.

E-Mail: sfox@rmfpc.com

(b)	to the Company or the Shareholders at:

First Towers & Fiber Corp.

1170-1040 West Georgia Street

Vancouver, British Columbia V6E 4H1

Canada

Attention: Christopher Cooper

E-Mail:cooper@canadiantowers.ca

sales@canadiantowers.ca

with copies to:

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, British Columbia V6E 4N7

Attention: Desmond Balakrishnan

Email: Desmond.Balakrishnan@mcmillan.ca

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery or sent by email if it is a Business Day and the delivery or transmission was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by personal delivery, same day courier or email on a day other than a Business Day, on the Business Day following the date when delivered or transmitted, or (iii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

12.3	Further Assurances

Each Party will execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the Closing Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.4	Time of the Essence

Time is of the essence to this Agreement.

12.5	Expenses

Akanda shall be responsible for its own and the Company’s costs and charges incurred with respect to the transactions contemplated herein, including all costs and charges incurred prior to the date of this Agreement and all legal and accounting fees and disbursements relating to preparing the Transaction Documents or otherwise relating to the transactions contemplated herein.

12.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

12.7	Power of Attorney

Each of the Shareholders hereby severally and irrevocably appoints the Company as its agent and attorney to take any action that is required under the Agreement or to execute and deliver any documents on their behalf, including without limitation, for the purposes of all Closing matters (including without limitation, the receipt of certificates representing the Payment Shares) and deliveries of documents and do and cause to be done all such acts and things as may be necessary or desirable in connection with the closing matters for the Transaction. Without limiting the generality of the foregoing, the Company may, on its own behalf and on behalf of the Shareholders, extend the Closing Date, modify or waive any conditions as are contemplated herein, negotiate, settle and deliver the final forms of any documents that are necessary or desirable to give effect to the Transaction, extend such time periods as may be contemplated herein or terminate this Agreement, in its absolute discretion, as it deems appropriate. Each of the Shareholders hereby acknowledges and agrees that any decision or exercise of discretion made by the Company under this Agreement, shall be final and binding upon the Shareholders so long as such decision or exercise was made in good faith. The Purchaser shall have no duty to enquire into the validity of any document executed or other action taken by the Company on behalf of the Shareholders pursuant to this Article 12.

12.8	Confidentiality

Prior to Closing and, if the Transaction is not completed, at all times thereafter, each of the Parties hereto will keep confidential and refrain from using all information obtained by it in connection with the transactions contemplated by this Agreement relating to any other Party hereto, provided however that such obligation shall not apply to any information which: (i) was in the public domain at the time of its disclosure to a Party or which subsequently comes into the public domain other than as a result of a breach of such Party’s obligations under this Section 12.8; (ii) was lawfully obtained by the receiving Party on a non-confidential basis from a source other than the other Party to this Agreement if such source was not known to the receiving Party to be prohibited from disclosing such information to the receiving Party; (iii) was known to the receiving Party prior to the disclosure of such information by the disclosing Party; or (iv) was independently developed by the receiving Party without reliance upon any such information. For greater certainty, nothing contained herein shall prevent any disclosure of information which may be required pursuant to applicable laws or pursuant to an order in judicial or administrative proceedings or any other order made by any Governmental Authority.

12.9	Indemnity

(a) The Company agrees to indemnify and save the Purchaser harmless from any and all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant or agreement made by the Company and contained in this Agreement.

(b) The Purchaser agrees to indemnify and save the Company and the Shareholders harmless from any and all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant or agreement made by the Purchaser and contained in this Agreement.

(c) Each of the Shareholders, on its own behalf, severally (and for greater certainty, not jointly with any other Shareholder) shall indemnify and save the Purchaser harmless for and from any loss, damages or deficiencies suffered by the Purchaser as a result of any breach by such Shareholder of any representation, warranty or covenant on the part of such Shareholder contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement, and all claims, demands, costs and expenses, including legal fees, in respect of the foregoing

12.10	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

12.11	No Third Party Beneficiaries

The Parties intend that this Agreement will not benefit or create any right or cause of action in favor of, any Person, other than the Parties and no Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement in any Proceeding or other forum.

12.12	Entire Agreement

This Agreement, including the exhibits and schedules hereto and the documents and instruments referred to herein (including the Parent Disclosure Statement and the Company Disclosure Statement), constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

12.13	Benefit of the Agreement

This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

12.14	Successors and Assigns

(a) This Agreement becomes effective only when executed by the Company, the Purchaser and the Shareholders. After that time, it will be binding upon and inure to the benefit of the Company, the Purchaser and the Shareholders and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

12.15	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

12.16	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of competent jurisdiction of the Province of British Columbia in any Proceeding hereunder, and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

12.17	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

12.18	Electronic Execution

Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

12.19	Rules of Construction

The Parties to this Agreement waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

12.20	No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company or Shareholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

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IN WITNESS WHEREOF the Parties have executed this Share Exchange Agreement as of the date first written above.

AKANDA CORP.

By:	/s/ Katharyn Field
	Name:	Katharyn Field
	Title:	Interim CEO

FIRST TOWERS & FIBERS CORP.

By:	/s/ Christopher Cooper
	Name:	Christopher Cooper
	Title:	CEO

FIRST TOWERS AND FIBER S CORP. SHAREHOLDERS

Planet Ventures Inc.

By:	/s/
Name:
Title:

Belmont Capital Corp

By:	/s/
Name:
Title:

Bob Cooper, Trustee of the Bob Cooper Joint Spousal Trust

By:	/s/
Name:
Title:

1216 Investments Ltd.

By:	/s/
Name:
Title:

Number 2 Capital Corp.

By:	/s/
Name:
Title:

SDN Enterprises Ltd.

By:	/s/
Name:
Title:

Baxter Aviation Limited

By:	/s/
Name:
Title:

PGH (Canada) Holdings Inc.

By:	/s/
Name:
Title:

Dunstan Holdings Ltd

By:	/s/
Name:
Title:

First Focus Capital Inc.

By:	/s/
Name:
Title:

Prospectus Capital Inc.

By:	/s/
Name:
Title:

Coloured Ties Capital Inc

By:	/s/
Name:
Title:

Teleconnect Solutions Group Ltd.

By:	/s/
Name:
Title:

Dreaver Investments Ltd.

By:	/s/
Name:
Title:

1248787 B.C. Ltd.

By:	/s/
Name:
Title:

Siyata Mobile Inc.

By:	/s/
Name:
Title:

/s/ Christopher R. Cooper
Christopher R. Cooper

/s/ Francisco Juarez
Francisco Juarez

/s/ Scott Kirschke
Scott Kirschke

/s/ Patrick De Witt
Patrick De Witt

/s/ David De Witt
David De Witt

/s/ Ben Hoy
Ben Hoy

/s/ Spencer MacCosham
Spencer MacCosham

/s/ Graeme Renton
Graeme Renton

/s/ Rann Cannon
Rann Cannon

/s/ Paul Clasby
Paul Clasby

/s/ Nicholas Furber
Nicholas Furber

/s/ Nancy Boufeas
Nancy Boufeas

/s/ Jagroop Rai
Jagroop Rai

/s/ Gurjeet Sangha
Gurjeet Sangha

/s/ Claude Veillette
Claude Veillette

/s/ Darrold Jarstad
Darrold Jarstad

/s/ Lisa Jackson
Lisa Jackson

/s/ Jorge Edmundo Amado Medellin
Jorge Edmundo Amado Medellin

/s/ Albert Chee
Albert Chee

/s/ Elaine Cooper
Elaine Cooper

/s/ Elsa Escobedo
Elsa Escobedo

/s/ Peter Mwariga
Peter Mwariga

/s/ Edgar Omar Contreras Escutia
Edgar Omar Contreras Escutia

/s/ Michael Gordon
Michael Gordon